Filed pursuant to Rule 424(b)(3)
Registration No. 333-62430

Prospectus

18,602,180 Shares of Common Stock

         This prospectus relates to the 18,602,180 shares of our common stock being registered for possible resale, from time to time, by Coriander Enterprises Limited and Ladenburg Thalmann & Co. Inc. Of such shares, 824,402 shares are reserved for issuance upon exercise of warrants that have been granted to Coriander Enterprises and Ladenburg Thalmann and the 17,777,778 remaining shares may be issued pursuant to a common stock purchase agreement we entered into with Coriander Enterprises that establishes an equity line of credit. Under the common stock purchase agreement, Coriander Enterprises will purchase shares of our common stock at an 8% discount to the market price of such common stock. See “The Common Stock Purchase Agreement” beginning on page 12.

         Coriander Enterprises is an “underwriter” within the meaning of the Securities Act of 1933 in connection with its resale of our common stock.

         Our common stock is traded on the OTC Bulletin Board under the symbol “NSCT.” On August 31, 2001, the closing bid price of our common stock was $.43 per share.

         Investing in our common stock involves risks, which are described in the “risk factors” section beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 10, 2001.

Prospectus Summary
The Offering
Risk Factors
A Note About Forward-Looking Statements
Use of Proceeds
Dilution
Market for Common Equity and Related Stockholder Matters
Dividends
Impact of the “Penny Stock” Rules on Buying or Selling our Common Stock
Determination of Offering Price
The Common Stock Purchase Agreement
The Draw Down Procedure and the Stock Purchases
Plan of Distribution
Selling Securityholders
Management’s Discussion and Analysis and Plan of Operation
Business
Legal Proceedings
Directors, Executive Officers, Promoters and Control Persons
Security Ownership of Certain Beneficial Owners and Management
Description of Securities
Interests of Named Experts and Counsel
Description of Property
Certain Relationships and Related Transactions
Executive Compensation
Compensation/Employment Agreements
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Financial Statements
Report of Independent Public Accountants
Balance Sheets
Statements of Operations
Statements of Changes in Shareholders’ Equity (Deficit)
Statements of Cash Flows
Notes to Financial Statements
Condensed Balance Sheet
Condensed Statements of Operations
Condensed Statements of Cash Flows
424B3

-i-

Prospectus Summary

         This summary highlights important information regarding our business and this offering. You should read the entire prospectus carefully, including “risk factors” and our financial statements and related notes, before deciding to invest in our common stock.

National Scientific Corporation

         National Scientific Corporation’s core business focuses on the research and development of devices and designs that are intended to enhance the performance of various products commonly used in the semiconductor and electronics industries. We primarily design products that we believe will have a broad application and acceptance in the commercial marketplace.

         We currently hold U.S. Patents on six devices and designs and have several domestic and international patent applications pending. We plan to continue to develop our existing patented technologies as well as develop new performance-enhancing devices and designs for use in the semiconductor and electronics industries. Our business plan contemplates that we will generate revenue by entering into strategic joint venture licensing agreements, manufacturing agreements, development agreements and other arrangements with manufacturing firms and/or entities that will incorporate our technologies into their products.

         We believe our decentralized business model will enable us to add other operating divisions as we grow from our purely research and development roots into a research, development and production organization.

         To generate revenue to fund our core business and implement our business plan, we are currently engaged in the import/export business of distributing electronic and other semiconductor-related products to customers in Asia and the United States.

         We generated no revenues from our operations for the fiscal years ended September 30, 1999 and 2000. At June 30, 2001, we had an accumulated deficit of $21,248,614. Our revenues for the fiscal quarter ended June 30, 2001, were $299,000, which were attributable to our import/export distribution business.

         We incorporated in Texas in 1953. Prior to 1996, our business primarily involved maintaining mortgage portfolios. In 1996 we abandoned this line of business. Our principal executive offices are located at 4455 East Camelback Road, Suite E160, Phoenix, Arizona 85018. Our telephone number is (602) 954-1492.

The Offering

Shares of Common Stock That Coriander Enterprises and Ladenburg Thalmann Will Offer	18,602,180

Offering Price	To be determined at the time Coriander Enterprises and Ladenburg Thalmann sell the shares.

Common Stock Outstanding

Before the Offering	47,357,498 (1)

After the Offering	65,959,678 (1) (2)

Use of Proceeds	We will not receive any proceeds from Coriander Enterprises’ and Ladenburg Thalmann’s sales of common stock. However, we will receive the proceeds of any common stock we sell to Coriander Enterprises under the equity line of credit and upon Coriander Enterprises’ and Ladenburg Thalmann’s exercise of warrants when, and if, they pay the exercise price in cash. We expect to use substantially all of the net proceeds for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities.

OTC Bulletin Board Symbol	NSCT

(1)	Excludes:

•	8,944,501 shares of common stock underlying outstanding warrants and common stock subject to outstanding stock options we previously granted under our stock option plans as of May 18, 2001.

•	2,105,499 shares of common stock available for future grants under our stock option plans.

(2)  Assumes that we issue 17,777,778 shares of common stock pursuant to the common stock purchase agreement establishing the equity line of credit agreement and that Coriander Enterprises and Ladenburg Thalmann exercise all 824,402 warrants we granted to them. We, however, may issue substantially less than 17,777,778 shares of our common stock to Coriander Enterprises as a result of a limitation that Coriander Enterprises may not own more than 9.9% of the outstanding shares of our common stock on any given date. In addition, the number of shares that we issue to Coriander Enterprises under the equity line of credit may also be limited by the price and trading volume of our common stock and other conditions and limitations set forth in the common stock purchase agreement and discussed in more detail in the “Common Stock Purchase Agreement” section beginning on page 12 of this prospectus.

Selected Summary Financial Information

				Nine Months
				Ended
		Year Ended September 30,		June 30, 2001
Statement of Operations Data:	1998	1999	2000	(Unaudited)

Net Revenues (1)	$—	$—	$—	$616,780

Direct cost of revenues	—	—	—	605,250

Gross profit	—	—	—	11,530

Other operating expenses	206,863	65,398	197,536	839,084

Salaries and benefits	73,706	—	—	717,497

Consulting fees, related party	75,725	700,420	6,960,170	422,008

Research and development	321,067	130,463	1,433,751	1,020,606

Stock Compensation	64,040	40,916	50,320	5,664,842

Income (loss) from operations	(741,401)	(937,197)	(8,641,777)	(8,652,507)

Other income (expense) – net	(31,144)	(7,258)	66,478	90,872

Net loss	$(772,545)	$(944,455)	$(8,575,299)	$(8,561,635)

Net loss per common share basic and diluted (2)	$(0.04)	$(0.03)	$(0.20)	$(0.18)

	As of September 30,

Balance Sheet Data:	1998	1999	2000	June 30, 2001

Cash and cash equivalents (3)	$21,735	$62,185	$2,584,900	$835,411

Working capital	16,408	33,738	2,864,502	1,239,044

Total current assets	34,235	62,185	2,890,456	1,718,825

Long-term debt, less current portion	110,000	—	—	—

Series B Convertible Preferred Stock	1,500	—	—	—

Total stockholders’ (deficit) equity	(88,916)	(72,922)	2,871,899	1,477,956

(1)	Revenues resulted from exports of electronic products to Asia purchased in the United States.

(2)	Excludes options and warrants as they are antidilutive.

(3)	Increase in cash in 2000 resulted from exercise of warrants.

Risk Factors

         Before you invest in shares of our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase the shares of our common stock. The risks set out below are not the only risks we face.

         If any of the following risks occur, our business, financial condition and results of operation could be materially and adversely affected. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         Keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

We have a history of losses and we may never achieve or sustain profitability.

         We have experienced significant losses and negative cash flows from our research and development endeavors since we began such activities in 1996. As of June 30, 2001, we had an accumulated deficit of $21,248,614. We had no revenues for the fiscal years ended September 30, 1999 and 2000. Although we reported revenues of $317,780 and $299,000 during the fiscal quarters ended March 31, 2001 and June 30, 2001, respectively, these revenues were derived from our import and export activities. The future profitability of our core business will depend primarily on our ability to generate revenues from the sale of our products and the licensing of our technology. We may find it necessary to accelerate expenditures relating to the sale or licensing of our products. If our revenue grows at a slower rate than we anticipate, or if our expenditures exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability.

If we are unable to obtain additional capital from other financings, we may have to significantly curtail the scope of our operations and alter our business model.

         We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we may need to raise additional funds, from equity or debt sources. Our cash requirements are substantial, and, despite the fact that we have raised approximately $4.4 million in recent private placement transactions, amounts available under the equity line of credit may still not be sufficient to meet our cash needs in the future. In addition, business and economic conditions may make it unfeasible or undesirable to draw down under the common stock purchase agreement at every opportunity, and draw downs are available only once every 22 trading days. If additional financing is not available when required or is not available on acceptable terms, we may be unable to continue our operations at current levels. In addition, any failure to raise additional funds in the future may result in our inability to successfully promote or market our products, develop or enhance our existing technologies, take advantage of business opportunities or respond to competitive pressures, any of which could cause us to significantly curtail the scope of our operations and alter our business model.

If the price or the trading volume of our common stock does not reach certain levels, we will be unable to draw down all or substantially all of the $24 million under the equity line, which may force us to significantly curtail the scope of our operations and alter our business plan.

         The maximum draw down amount every 22 trading days under our equity line facility is the lesser of $1,000,000 or 6% of the weighted average price of our stock for the 60 day period prior to the draw down multiplied by the total trading volume for that 60 day period. If our stock price and trading volume fall below certain levels, then we will not be able to draw down all $24 million pursuant to the proposed equity line facility with Coriander Enterprises. For example, during the 60-day period ended June 30, 2001, our weighted average stock price was $1.19 per share and our total daily trading volume was 6,403,600 shares. Based on such stock price and trading volume levels, the maximum draw down amount available to us during such period would have been $390,554. At that rate, we would be drawing a total of approximately $9,373,296 in the two-year draw down period. Another example based upon the 60-day period ended September 30, 2001, giving us a weighted average stock price of $.41 per share and a total trading volume of 6,774,300, would produce a maximum draw down of $141,555.24 for that period. At this rate, we would be drawing a total of approximately $3,397,326 in the two-year draw down period. Accordingly, our stock price and the trading volume of our stock will have to increase substantially in the future in order for us to have access to the full $24 million under the equity line. If we are unable to draw down the full $24 million, we may have to curtail the scope of our operations as contemplated by our business plan.

If we are delisted from the OTC Bulletin Board or our common stock is suspended from trading, we will not be able to draw down on the equity line of credit, which may cause us to significantly curtail or cease our operations and alter our business plan.

         If we are unable to meet the requirements set forth by the NASD for companies listed on the OTC Bulletin Board, we would be unable to draw down on the equity line of credit, as provided for in the common stock purchase agreement. Additionally, if the NASD suspends trading in our common stock for any reason, we would not be able to draw down on the equity line of credit during the term of the suspension. If we are unable to draw down on the equity line of credit, we may be required to significantly curtail or cease our operations.

If we fail to meet certain requirements and conditions set forth in the common stock purchase agreement, we will not be able to draw down on the equity line of credit, which may cause us to significantly curtail or cease our operations.

         The common stock purchase agreement requires:

•	that we do not merge or consolidate with another company during the effective term of the common stock purchase agreement;

•	that no law or statute may prohibit the transactions contemplated by common stock purchase agreement; and

•	that we do not experience a material adverse effect, as defined in the common stock purchase agreement.

         If we fail to maintain the foregoing conditions, we would be unable to draw down on the equity line of credit, which may cause us to significantly curtail or cease our operations.

Our common stock purchase agreement limits the number of shares of common stock Coriander Enterprises is required to hold at any one time to 9.9%, which may further limit our ability to draw down amounts that we request and which may cause us to significantly curtail the scope of our operations and alter our business plan.

         The common stock purchase agreement provides that we may not sell shares of our common stock pursuant to our draw down rights under such agreement if such sale would cause Coriander Enterprises to beneficially own more than 9.9% of our issued and outstanding common stock on any given date. Accordingly, we may have to significantly curtail the scope of our operations and alter our business plan if, at the time of one or more draw downs, this 9.9% restriction results in our inability to draw down some or all of the amounts requested in any draw down notice.

If we or any of our strategic partners experience problems with the complex manufacturing processes of our devices and products, we will not be able to accurately forecast manufacturing yields and costs, which will in turn negatively impact our ability to operate profitably and the value of our stock.

         The manufacturing processes of our devices and products involve numerous complex steps. Minor deviations can cause losses from the manufacturing process, and in some cases, cause production to be suspended. The complex manufacturing process of our products makes it extremely difficult to accurately forecast manufacturing yields and costs and will likely become even more complex as the complexity of manufacturing our technologies increases. Our forward product pricing model includes assumptions of improving manufacturing yields and, as a result, material variances between projected and actual yields will have a direct effect on our gross margins, profitability and financial condition. Our failure to accurately forecast manufacturing yields and costs could result in decreases in profitability and a corresponding decline in our stock price.

We may experience cyclical fluctuations in the demand and supply for our semiconductor products, which may cause a decline in our sales or the prices of our products and a corresponding decline in our revenues and profitability.

         The semiconductor industry historically has experienced cyclical fluctuations with respect to the demand and supply for semiconductor products. These fluctuations are caused by:

•	Excess production capacity in the industry;

•	Maturing product cycles;

•	Rapid technological change in the industry; and

•	General economic conditions in the industry.

         The occurrence of one or more of these factors may cause periodic declines in our sales or the prices of our products and a corresponding decline in our revenues and profitability.

Failure to protect our proprietary rights will substantially impair our ability to generate profits.

         The objective of our business model is the successful commercial exploitation of a portfolio of patented and patent pending technologies. Failure to protect our proprietary rights could impair our ability to generate profits and harm our strategic relationships and partnerships. In the high-tech industry, intellectual property is an important asset that is always at risk of infringement. We may incur costs to obtain patents and defend our intellectual property and rely upon the laws of the United States and of foreign countries in which we develop, license, manufacture, or sell our products to protect our proprietary rights. However, there can be no assurance that other parties will not challenge, invalidate or circumvent our proprietary rights. Infringement upon our proprietary rights by a third party could result in uncompensated lost market and revenue opportunities for us.

Our common stock has experienced in the past, and is expected to experience in the future, significant price and volume volatility, which substantially increases the risk of loss to our stockholders and may negatively impact an investor’s ability to sell our common stock.

         Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. In fiscal 2000, our stock price ranged from a high of $19.125 to a low of $0.205 per share, and in the first three quarters of fiscal 2001, our stock price ranged form a high of $5.06 to a low of $0.76. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss due to potential illiquidity and the possibility that our common stock may suffer greater declines.

Our independent auditors are not registered to practice public accounting in the State of Arizona and this may cause us to change auditors, which could result in substantial additional expenses for us and the diversion of management’s attention from our business.

         Our independent auditors, Hurley & Company, are registered in the State of California. In addition, the firm is a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants Division of Firms and meets NASD’s requirements for performing audits of SEC registrants and companies listed on the exchange. However, Hurley & Company is not registered in the State of Arizona, where our corporate offices are located. While Hurley & Company has represented to us that the firm’s principal is currently in the process of applying for reciprocal licensing in Arizona, should ay adverse action be taken against Hurley & Company by applicable regulatory bodies, we may be required to dismiss Hurley & Company and seek to engage new auditors. Any such change could cause management to divert attention away from the business as well as cause us to incur substantial additional expenses while a new firm audits our financial statements.

A Note About Forward-Looking Statements

         This prospectus contains various forward-looking statements that are based on our beliefs as well as assumptions made by and information currently available to us. When used in this prospectus, the words “believe,” “expect,” “anticipate,” “estimate,” “plan” and similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks, uncertainties, and assumptions, including those identified under “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

Use of Proceeds

         We will not receive any proceeds from Coriander Enterprises’ sale of shares of our common stock. However, we will receive the proceeds from any sale of common stock to Coriander Enterprises under the common stock purchase agreement described in this prospectus and upon the exercise of Coriander Enterprises’ warrants and Ladenburg Thalmann’s warrants, when, and if, they exercise the warrants.

         We expect to use substantially all the net proceeds for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities. The amounts we actually expend for working capital and other purposes may vary significantly and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under “Risk Factors.” Accordingly, our management will retain broad discretion in the allocation of the net proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any of these transactions, and we are not currently engaged in any negotiations with respect to any of these transactions.

Dilution

         The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

         The net tangible book value of our common stock as of June 30, 2001, was $1,377,691, or approximately $0.03 per share. Assuming that we issued on June 30, 2001, either a total of 2,000,000 shares or a total of 17,777,778 shares to Coriander Enterprises under the common stock purchase agreement at $1.24 per share, representing 92% of the closing price for our common stock on May 18, 2001, and we paid our placement agent a 6% placement fee, we would receive a net price per share of $1.16 and, accordingly, our pro forma net tangible book value at the end of that transaction would be $4,756,635 or $23,026,635, respectively, or $0.10 or $0.35 per share, respectively. This represents an immediate increase in the pro forma net tangible book value of $0.04 per share or $0.30 per share, as the case may be, to existing shareholders on June 30, 2001.

         If Coriander Enterprises then resold all 2,000,000 shares or all 17,777,778 shares, as the case may be, to the public using this prospectus at the $1.35 per share market price of our common stock on May 18, 2001, then the purchasers of our common stock under this prospectus would realize an immediate dilution of approximately $1.15 per share or $0.89 per share, respectively. The actual dilution to the purchasers under this prospectus may be greater or less than in this example, depending on the actual price paid for shares, the actual prices at which we issue shares under the common stock purchase agreement and how many of the vested options and warrants outstanding have been exercised at the time of the investment. The foregoing calculation does not take into account any vested options or warrants that may be exercised before the purchase of such shares including the warrants to purchase an aggregate of 824,402 shares of our common stock issued to Coriander Enterprises and Ladenburg Thalmann at an exercise price of $1.67 per share.

         In the future we may issue additional shares, options and warrants, and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may further dilute our net tangible book value.

Market for Common Equity and Related Stockholder Matters

         Our common stock is quoted and traded on a limited and sporadic basis on the OTC Bulletin Board operated by The Nasdaq Stock Market, Inc. under the trading symbol “NSCT.” The limited and sporadic trading does not constitute, nor should it be considered, an established public trading market for our common stock. The following table sets forth the high and low closing bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board, Nasdaq Trading and Market Services. Such quotations reflect inter-dealer prices, without real mark-up, mark-down or commissions, and may not necessarily represent actual transactions. We have 418 stockholders of record of our common stock as of May 18, 2001.

Fiscal 2001	High	Low

Fourth Quarter (through August 31, 2001)	$0.90	$0.41

Third Quarter	$1.81	$0.76

Second Quarter	$3.182	$1.260

First Quarter	$5.062	$1.040

Fiscal 2000	High	Low

Fourth Quarter	$8.25	$4.969

Third Quarter	$10.187	$3.875

Second Quarter	$19.125	$1.625

First Quarter	$3.187	$0.205

Fiscal 1999	High	Low

Fourth Quarter	$0.31	$0.170

Third Quarter	$0.296	$0.130

Second Quarter	$0.39	$0.10

First Quarter	$0.26	$0.11

Dividends

         We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the near future. Our board of directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

Impact of the “Penny Stock” Rules on Buying or Selling our Common Stock

         Trading in our common stock is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. In addition, unless an exception is available, the broker-dealer must deliver a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market prior to any transaction. Further, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage them from transactions in our common stock, which could severely limit the market price and liquidity of our securities.

Determination of Offering Price

         The per share price of our common stock will be determined by a formula set forth in the common stock purchase agreement based on the volume weighted average market price of our common stock for the 22 day period following our request for a draw less an 8% discount. Please review the immediately following Common Stock Purchase Agreement section of this prospectus for a more detailed description of how the offering price is calculated.

The Common Stock Purchase Agreement

         We entered into a common stock purchase agreement on May 14, 2001, with Coriander Enterprises Limited, a British Virgin Islands corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility.

         In general, the draw down facility operates as follows: the investor, Coriander Enterprises, has committed to provide us up to $24 million as we request it over a 24 month period, in return for common stock we issue to Coriander Enterprises. Once every 22 trading days, we may request a draw. The amount we can draw at each request must be at least $50,000. The maximum amount we can actually draw for each request is also limited to the lesser of $1,000,000 and 6% of the weighted average price of our common stock for the 60 days prior to the date of our request multiplied by the total trading volume of our common stock for such 60 day period. We may request a maximum of 24 draws during the 24-month period. We are under no obligation to issue any shares to Coriander Enterprises or to request a draw down during any period. The aggregate total of all draw downs under the equity draw down facility cannot exceed $24 million.

         For each draw down request, we must state the amount of the draw down and the minimum threshold price at which we are willing to sell shares of our common stock to Coriander Enterprises. The 22 day trading period immediately following the date of our draw down request is used to determine the number of shares and price per share of the common stock that we will issue to Coriander Enterprises.

         Each 22-day trading period following a draw down request is divided into two 11 trading day settlement periods. Within two trading days after the first 11 trading day settlement period, we will receive funds from Coriander Enterprises equal to one half of the amount stated in our draw down request less 1/22nd of the amount stated in our draw down request during which any of the events described under the caption “Amount of the Draw Down” at page 13 occurs and less all escrow and placement agent fees. Within two trading days following the second 11 trading day settlement period, we will receive from Coriander Enterprises an amount equal to the amount stated in our draw request, less the amount of funds we received at the first settlement, less 1/22nd of the amount stated in our draw down request during which any of events described under the caption the “Amount of Draw Down” starting at page 13 occurs, and less all escrow and placement agent fees.

         Coriander Enterprises will receive shares of our common stock after each of the two 11 trading day settlement periods as consideration for the funds provided to us pursuant to our draw down requests. The formulas for determining the number of shares that we will issue to Coriander Enterprises and the price per share paid by Coriander Enterprises are described in detail in the common stock purchase agreement and in “The Draw Down Procedure and Stock Purchases” beginning at page 13.

         The per share price that Coriander Enterprises pays for our common stock for each draw down includes a 8% discount to the average daily market price of our common stock for each day during the 22 day trading period after our draw down request, weighted by trading volume during each such trading day. We will receive the amount of the draw down less an escrow agent fee of $1,000 per settlement period and a placement fee equal to 6% of the gross proceeds, which is payable to the placement agent, Ladenburg Thalmann, which introduced Coriander Enterprises to us.

         The common stock purchase agreement prohibits us from drawing funds if the issuance of shares of common stock to Coriander Enterprises pursuant to the draw down would cause Coriander Enterprises to beneficially own more than 9.9% of our issued and outstanding common stock on any given date. In such cases, we will not be permitted to issue the shares otherwise issuable pursuant to the draw down and Coriander Enterprises will not be obligated to purchase those shares. Of course, Coriander Enterprise may resell the shares it holds, thereby reducing the number of shares it beneficially owns, which would enable us to issue additional shares to Coriander Enterprises without violating this 9.9% condition.

         In connection with the common stock purchase agreement, we issued to Coriander Enterprises at the initial closing a warrant to purchase up to 412,201 shares of our common stock. The warrant has a term from its date of issuance of three years. The exercise price of the warrant is $1.67. Coriander Enterprises is under no obligation to exercise this warrant. We also issued an identical warrant to Ladenburg Thalmann. Neither Coriander Enterprises nor National Scientific may assign their respective rights or obligations under the common stock purchase agreement or any provisions of that agreement.

The Draw Down Procedure and the Stock Purchases

         We may request a draw down by faxing to Coriander Enterprises a draw down notice, stating the amount of the draw down that we wish to exercise and the minimum threshold price at which we are willing to sell the shares.

Amount of the Draw Down

         No draw down can be less than $50,000 or more than the lesser of $1 million or 6% of the weighted average price of our common stock for the 60 days prior to the date of our draw down request multiplied by the total trading volume of our common stock for the 60 days prior to our draw down request.

         Additionally, if any of the following events occur during either settlement period, the investment amount for that settlement period will be reduced by 1/22:

•	the volume weighted average price of our common stock is less than the minimum threshold price we designate;

•	our common stock is suspended for more than three hours, in the aggregate, or if any trading day is shortened because of a public holiday; or

•	if sales of previously drawn down shares pursuant to the registration statement of which this prospectus is a part are suspended by us because of certain potentially material events for more than three hours, in the aggregate.

         The volume weighted average price of any trading day during a settlement period on which one of the above events occurs will not be used in the calculation of the pricing of the shares purchased during that settlement period.

         Thus, with respect to the first bullet above, if our pricing committee sets a threshold price too high, and if our stock price does not consistently meet that level during the 22 trading days after our draw down request, then the amount that we can draw and the number of shares that we will issue to Coriander Enterprises will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, we will have to issue a greater number of shares to Coriander Enterprises at the reduced price. If we draw on the equity draw down facility, then we cannot make another draw down request until the following draw down period.

Number of Shares

         The 22 trading days immediately following the draw down notice are used to determine the number of shares that we will issue in return for the investment amount provided by Coriander Enterprises. To determine the number of shares of common stock that we can issue in connection with a draw down, take 1/22 of the draw down amount determined by the formula above, and for each of the 22 trading days immediately following the date on which we give notice of a draw down, and divide it by 92% of the volume-weighted average daily trading price of our common stock for that day. The 92% accounts for Coriander Enterprises’ 8% discount. The sum of these daily calculations in each settlement period produces the number of common shares that we will issue in each settlement period, unless, as described above, the volume-weighted average daily price for any given trading day is below the threshold amount, trading is suspended for any given trading day or sales made pursuant to the registration statement is suspended, in which case those days are ignored in the calculation.

Sample Calculation of Stock Purchases

         The following is an example of the calculation of the draw down amount and the number of shares we would issue to Coriander Enterprises in connection with that draw down based on the assumptions noted in the discussion below.

Sample Draw Down Amount Calculation

         For purposes of this example, suppose that we provide a draw down notice to Coriander Enterprises, and that we set the threshold price at $1.00 per share, below which we will not sell any shares to Coriander Enterprises during this draw down period. Suppose further that the total daily trading volume for the 60 days prior to our draw down notice is 5,000,000 shares and that the average of the volume-weighted average daily prices of our common stock for the 60 days prior to the notice is $1.50. Under these hypothetical numbers, the maximum amount of the draw down is as follows:

•	the total trading volume for the 60 days prior to our draw down notice, 5,000,000, multiplied by

•	the average of the volume-weighted average daily prices of our common stock for the 60 days prior to the draw down notice, $1.50, multiplied by 6%

•	equals $450,000.00.

         The maximum amount we can draw down under the formula is therefore capped at $450,000.00, subject to further reductions if the volume-weighted average daily price of our common stock for any of the 22 trading days following the draw down notice is below the threshold price we set of $1.00. For example, if the volume-weighted average daily price of our common stock is below $1.00 on three of those 22 days, the $450,000.00 would be reduced by 1/22 for each of those days and our aggregate draw down amount for both settlement periods would be 19/22 of $450,000.00, or $388,636.36.

Sample Calculation of Number of Shares

         Using the same hypothetical numbers set forth above, and assuming that the volume-weighted average daily price for our common stock is as set forth in the table below, the number of shares to be issued based on any trading day during the draw down period can be calculated as follows:

1/22 of the draw down amount of $450,000.00 divided by

92% of the volume-weighted average daily price.

         For example, for the first trading day in the example in the table below, the calculation is as follows: 1/22 of $450,000.00 is $20,454.55. Divide $20,454.55 by $1.84, representing 92% of the volume-weighted average daily price for that day of $2.00 per share, to get 11,117 shares. Perform this calculation for each of the 22 measuring days during the draw down period, excluding any days on which the volume-weighted average daily price is below the $1.00 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are three days that must be excluded: days 20, 21 and 22.

         After excluding the days that are below the threshold price, the amount of our draw down for both settlement periods in this example would be $388,636.07. The total number of shares that we would issue to Coriander Enterprises for this draw down request would be 283,157 shares, so long as those shares do not cause the Coriander Enterprises’ beneficial ownership to exceed 9.9% of our issued and outstanding common stock. If we divide the draw down amount by the number of shares issued, Coriander Enterprises would pay $1.37 per share in this example.

	Volume Weighted
Trading Day	Average Price(1)		Draw down Amount	Number of Shares

1	$2.000		$20,454.53	11,117

2	$1.820		$20,454.53	12,216

3	$1.820		$20,454.53	12,216

4	$1.600		$20,454.53	13.896

5	$1.575		$20,454.53	14,116

6	$1.575		$20,454.53	14,116

7	$1.250		$20,454.53	17,787

8	$1.150		$20,454.53	19,330

9	$1.300		$20,454.53	17,102

10	$1.345		$20,454.53	16,530

11	$1.461		$20,454.53	15,218

12	$1.461		$20,454.53	15,218

13	$1.575		$20,454.53	14,116

14	$1.461		$20,454.53	15,218

15	$1.345		$20,454.53	16,530

16	$1.550		$20,454.53	14,344

17	$1.565		$20,454.53	14,207

18	$1.622		$20,454.53	13,707

19	$1.375		$20,454.53	16,170

20	$0.800	(2)	0	0

21	$0.750	(2)	0	0

22	$0.750	(2)	0	0

			$388,636.07	283,154

(1)	The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

(2)	Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical draw down notice.

         The maximum amount of our draw down for the sample draw down period is $388,636.07 less a 6% cash fee paid to the placement agent of $23,318.16, less a $1,000 escrow fee per settlement period, for net proceeds to us of approximately $364,317.91 for the 22 day draw down period. The delivery of the requisite number of shares and payment of the net proceeds of the draw down will take place through an escrow agent, Epstein, Becker & Green, P.C. of New York. The escrow agent pays the net proceeds of each settlement period to us, after subtracting its escrow fee, and 6% to Ladenburg Thalmann, our placement agent, in satisfaction of placement agent fees.

         As explained in footnote (1) to the table above, the share prices used in the sample draw down period are completely hypothetical. If we were to give an example using the 60-day period ended September 30, 2001 as the period prior to a draw down notice, our maximum draw down amount would have been $141,555.24, considerably less than the $388,363.07 in the sample draw down calculation. Also, Coriander may be able to purchase more shares than the 283,154 shares used in the sample draw down if our stock remains around $.45 during the 22 trading day draw down period following September 30, 2001.

Necessary Conditions Before Coriander Enterprises Is Obligated to Purchase Our Shares

         The following conditions must be satisfied at the time of each draw down request before Coriander Enterprises is obligated to purchase any shares under the common stock purchase agreement:

•	a registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the shares of common stock purchased by Coriander Enterprises;

•	trading in our common stock must not have been suspended by the Securities and Exchange Commission or the OTC Bulletin Board, nor shall minimum prices have been established on securities whose trades are reported on The Nasdaq National Market;

•	we must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement; and

•	no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement.

         A further condition is that no material adverse effect, as such term is defined in the common stock purchase agreement, shall have occurred. Furthermore, Coriander Enterprises may not purchase more than 9.9% of our common shares issued and outstanding on any given date.

Restrictions on Future Financings

         The common stock purchase agreement limits our ability to raise capital by selling securities to third parties at a discount during the term of the common stock purchase agreement. We may, however, sell securities at a discount in the following situations:

•	under any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

•	under any compensatory plan for a full-time employee or key consultant;

•	in an underwritten registered public offering;

•	in connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

•	in connection with a private placement of securities if the purchasers do not have registration rights; or

•	a transaction to which Coriander Enterprises gives its written approval.

Termination of the Common Stock Purchase Agreement

         The equity draw down facility established by the common stock purchase agreement will terminate 24 months from the effective date of the registration statement of which this prospectus forms a part. The facility shall also terminate if the following events occur:

•	We file for protection from creditors;

•	Our common stock is delisted from the OTC Bulletin Board, and not promptly relisted on the OTC Bulletin Board, Nasdaq, Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange; or

•	An event resulting in a material adverse effect as defined in the common stock purchase agreement has occurred and has not been cured within 30 days of written notice thereof from Coriander Enterprises.

Costs of Closing the Transaction

         Prior to the initial closing of the transaction on May 14, 2001, we paid Ladenburg Thalmann $35,000 to cover its legal expenses. At the initial closing, we became obligated to pay Coriander Enterprises $35,000 to cover its legal expenses. As additional consideration, we granted Coriander Enterprises and Ladenburg Thalmann each a warrant to purchase up to 412,201 shares of common stock at a price of $1.67 per share at any time prior to May 14, 2004. Neither Coriander Enterprises nor Ladenburg Thalmann is obligated to exercise its warrant.

Issuance of shares to Coriander Enterprises under the common stock purchase agreement and other issuances of our common stock may cause significant dilution to our stockholders and may cause the market price of our common stock to decline.

         The resale by Coriander Enterprises of our common stock that it purchases pursuant to the common stock purchase agreement will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we sell to Coriander Enterprises will be available for immediate resale, the mere prospect of our sales to it could depress the market price for our common stock. The shares of our common stock issuable to Coriander Enterprises under the equity line facility will be sold at an 8% discount to the volume-weighted average daily price of our common stock during the applicable draw down period and the proceeds paid to us upon each draw down will be net of a 6% placement fee to our placement agent, Ladenburg Thalmann, and an escrow fee of $1,000 per settlement period. If we were to require Coriander Enterprises to purchase our common stock at a time our stock price is very low, our existing common stockholders would experience substantial dilution. The issuance of shares to Coriander Enterprises will therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

         Additionally, certain events over which we have no control may result in the issuance of additional shares of our common stock, which would dilute our stockholders’ ownership percentages in our company. We may issue additional shares of our common stock or preferred stock to raise additional capital or finance acquisitions, or upon the exercise or conversion of outstanding options and warrants.

         As of May 18, 2001, there were outstanding warrants and options to acquire up to 8,944,501 shares of common stock at prices ranging from $0.29 to $3.00 per share. If exercised, these securities will dilute the percentage ownership of holders of outstanding common stock of our company and depress the price of our common stock. These securities, unlike the common stock, provide for anti-dilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise would increase and have a dilutive effect on common stock shareholders and could depress the price of our common stock.

Plan of Distribution

Manner of Sale

         Coriander Enterprises is offering shares of our common stock for its account as statutory underwriter, and not for our account. We will not receive any proceeds from the sale of our common stock by Coriander Enterprises. Coriander Enterprises may be offering for sale up to 17,777,778 common shares which it may acquire pursuant to the terms of the stock purchase agreement more fully described under the section of this prospectus entitled “The Common Stock Purchase Agreement.” Coriander Enterprises is a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common shares and will be acting as an underwriter in its resales of our common stock under this prospectus. Coriander Enterprises has, prior to any sales, agreed not to effect any offers or sales of the common shares in any manner other than as specified in this prospectus and not to purchase or induce others to purchase common shares in violation of any applicable state and federal securities laws, rules and regulations and the rules and regulations of NASD. We will pay the costs of registering the shares under this prospectus, including legal fees.

         To permit Coriander Enterprises to resell the common stock issued to it under the common stock purchase agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed with Coriander Enterprises that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act of 1933 and the rules and regulations promulgated thereunder, to keep it effective until the earliest of any of the following dates:

•	the date after which all of the shares held by Coriander Enterprises or its transferees that are covered by the registration statement have been sold by Coriander Enterprises or its transferees pursuant to such registration statement;

•	the date after which all of the shares held by Coriander Enterprises or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, without restriction under the Securities Act of 1933; or

•	the date after which all of the shares held by Coriander Enterprises or its transferees may be sold without any volume or manner limitations pursuant to Rule 144(k) under the Securities Act of 1933.

         Shares of common stock offered through this prospectus may be sold from time to time by Coriander Enterprises or Ladenburg Thalmann.

         Sales may be made on the OTC Bulletin Board, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Coriander Enterprises will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by Coriander Enterprises and Ladenburg Thalmann that there are no existing arrangements between it and any other stockholder, broker, dealer, underwriter or agent relating to the distribution of this prospectus. Coriander Enterprises is an underwriter in connection with resales of its shares.

         Coriander Enterprises and Ladenburg Thalmann may resell shares of our common stock in one or more of the following manners:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

•	purchases by a broker or dealer for its account under this prospectus; or

•	ordinary brokerage transactions and transactions in which the broker solicits purchases.

         In effecting sales, brokers or dealers engaged by Coriander Enterprises or Ladenburg Thalmann may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common stock by Coriander Enterprises or Ladenburg Thalmann. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from Coriander Enterprises, and, if they act as agent for the purchaser of such common stock, from such purchaser as well.

         Broker-dealers who acquire common shares as a principal may thereafter resell such common stock from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common stock commissions computed as described above. Brokers or dealers who acquire common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common stock.

         In addition, any common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. However, since Coriander Enterprises is an underwriter, Rule 144 of the Securities Act of 1933 is not available to Coriander Enterprises in its sale of its shares of our common stock. We will not receive any of the proceeds from Coriander Enterprises’ sale of shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

         Coriander Enterprises is subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation, Rule 10b-5 thereunder. Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of our common stock may not simultaneously purchase such securities for a period beginning when such person becomes a distribution participant and ending upon such person’s completion of participation in a distribution. In addition, in connection with the transactions in our common stock, Coriander Enterprises will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of our common stock.

         Coriander Enterprises and Ladenburg Thalmann will pay all commissions and its own expenses, if any, associated with the sale of our common stock that it acquires under the equity line of credit, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

Underwriting Compensation and Expenses

         The underwriting compensation for Coriander Enterprises will depend on the amount of financing that we are able to obtain under the common stock purchase agreement, up to a maximum of approximately $1,920,000 if we are able to obtain the entire $24,000,000 in financing. Coriander Enterprises will purchase shares under the common stock purchase agreement at a price equal to 92% of the volume-weighted average daily price of our common stock reported on the OTC Bulletin Board, for each day in the pricing period with respect to each draw down request.

         We also issued to Coriander Enterprises a warrant to purchase 412,201 shares of our common stock at an exercise price of $1.67. The warrant expires three years from the date of issuance.

         In addition, we are obligated to pay Ladenburg Thalmann, as compensation for its services as placement agent, a cash fee equal to 6% of the gross proceeds received from Coriander Enterprises under the common stock purchase agreement for draw downs under the equity line of credit. The compensation to Ladenburg Thalmann will depend on the amount of financing that we are able to obtain under the common stock purchase agreement, up to a maximum of approximately $1,440,000 if we obtain the entire $24,000,000 in financing. We also issued to Ladenburg Thalmann a warrant to purchase 412,201 shares of our common stock at an exercise price of $1.67. The warrant also expires three years from the date of issuance.

Limited Grant of Registration Rights

         We granted registration rights to Coriander Enterprises to enable it to sell the common stock it purchases under the common stock purchase agreement and the shares underlying the warrant that we issued to Coriander Enterprises. In connection with any such registration, we will have no obligation:

•	to assist or cooperate with Coriander Enterprises in the offering or disposition of such shares;

•	to indemnify or hold harmless the holders of any such shares, other than Coriander Enterprises, or any underwriter designated by such holders;

•	to obtain a commitment from an underwriter relative to the sale of any such shares; or

•	to include such shares within any underwritten offering we do.

         We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

         We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Coriander Enterprises, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing

•	the name of any broker-dealers;

•	the number of common shares involved;

•	the price at which the common shares are to be sold;

•	the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

•	that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	any other facts material to the transaction.

         Our registration rights agreement with Coriander Enterprises permits us to restrict the resale of the shares Coriander Enterprises has purchased from us under the common stock purchase agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Coriander Enterprises during any pricing period or the ten consecutive business days after a pricing period, and our stock price declines during the restriction period, we are required to pay to Coriander Enterprises cash to compensate Coriander Enterprises for its inability to sell shares during the restriction period. The amount we would be required to pay would be the difference between the highest daily volume weighted average price of the common stock during the restriction period and the volume weighted average price of such shares on the trading day immediately following a properly delivered notice to Coriander Enterprises that the restriction period has ended.

Selling Securityholders

         The following table sets forth the name of each selling securityholder, the number of shares of common stock and the number of shares underlying the warrants owned by each selling securityholder. Because the selling securityholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling securityholder or that may be subsequently owned by any selling securityholder.

         The shares offered by this prospectus may be sold from time to time by the selling securityholders listed below.

	Common Stock	Number of
	Beneficially Owned	Shares of Common
Name of Selling	Prior to the	Stock Offered	Common Stock Held
Securityholders	Offering	Through this Offering	After the Offering

Coriander Enterprises Limited(1)	412,201 (2)	17,777,778 (5)	-0-

Ladenburg Thalmann & Co., Inc.(3)	412,201 (4)	412,201	-0-

___________________

(1)	The directors of Coriander Enterprises exercise voting or investment control over the securities attributed to Coriander Enterprises. The directors of Coriander Enterprises are David Sims and Lamberto Banchetti.

(2)	Other than the warrants we issued to Coriander Enterprises in connection with the common stock purchase agreement, to our knowledge Coriander Enterprises does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Coriander Enterprises and us other than the equity line provided for in the common stock purchase agreement. For a discussion of the shares to be purchased or sold by Coriander Enterprises, see “The Common Stock Purchase Agreement.”

(3)	The directors of Ladenburg Thalmann exercise voting or investment control over the securities attributed to Ladenburg Thalmann. The directors of Ladenburg Thalmann are Victor M. Rivas, Robert Gorczakowski, Wolfgang Janka, Holger Timm and Jonathan Groveman.

(4)	We issued warrants to purchase an aggregate of 412,201 shares of our common stock to Ladenburg Thalmann as partial consideration for its services in connection with the equity line provided for in the common stock purchase agreement.

(5)	The common stock purchase agreement provides that we may not sell shares of our common stock pursuant to our draw down rights under such agreement if such sale would cause Coriander Enterprises to beneficially own more than 9.9% of our issued and outstanding common stock on any given date. The number of shares we are registering is based on our good faith estimate of the maximum number of shares we may issue to Coriander Enterprises under the common stock purchase agreement. Accordingly, the number of shares we are registering for issuance under the common stock purchase agreement may be higher than the number we actually issue under such agreement.

Coriander Enterprises

         Coriander Enterprises is engaged in the business of investing in publicly traded equity securities for its own account. Coriander Enterprises’ principal offices are located at c/o Beacom Capital Management, Harbour House, 2nd Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands. To our knowledge, Coriander Enterprises does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Coriander Enterprises and us other than as contemplated by the common stock purchase agreement.

Placement Agent

         Ladenburg Thalmann has acted as placement agent in connection with the equity line of credit. Ladenburg Thalmann introduced us to Coriander Enterprises and assisted us with structuring the equity line of credit with Coriander Enterprises. Ladenburg Thalmann’s duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities. Ladenburg Thalmann currently owns some of our securities. Ladenburg Thalmann is a registered broker dealer.

         Coriander Enterprises and Ladenburg Thalmann have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, Coriander Enterprises’ or Ladenburg Thalmann’s relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

Management’s Discussion and Analysis and Plan of Operation

Overview

         Since May 1996, we have been engaged in extensive research and development activities in the electrical components and telecommunications industry that have resulted in the issuance of six U.S. patents. We also have several patents pending. Our current activities include:

•	Research, including product testing;

•	Product development of electrical devices and components;

•	Development of markets and distribution channels;

•	Negotiation of strategic alliances;

•	Patent applications;

•	Raising capital;

•	Development of corporate infrastructure.

         Development of additional technologies and the associated design development and manufacturing processes will require us to make significant additional investments in research and development. We believe continued investment in both technologies and processes is critical to our success and to the commercial realization of such technologies. Our current research and development activities focus upon expanding our existing technology by developing new electrical applications, materials and processes, design concepts and architectures.

         We intend to continue our research and development activities for the foreseeable future. During the next twelve months, we expect to file additional patent applications for certain of our designs and devices and perform active testing on most or all our existing devices and designs. See the disclosure under the captions “Business — Products” and “ — Product Development” for a complete discussion of the development status of each of our products.

         Since we have not generated significant revenue from our operations to date, our ability to file additional patent applications for our devices and designs and conduct our research, product development, marketing and production activities over the next 12 months will be primarily dependent upon our ability to fund such activities from draw downs under our equity line of credit. Further, the extent and level of such activities will also be dependent upon the amount of funds we are able to draw down under the equity line of credit. If market conditions enable us to draw down only minor amounts of capital under the equity line, we may be required to focus our research, development, marketing and production activities on a single product or a select number of products in an effort to bring such products to commercial viability. Similarly, if market conditions enable us to draw down material amounts of capital under the equity line, our activities will be broader in scope and will be aimed at bringing each of the products discussed in this prospectus to the point of commercial viability, unless determinations are made to subsequently abandon efforts with respect to a particular product. As of the date of this prospectus, we have not made any determination with regard to which products we would focus our efforts on should we determine such prioritizations are necessary. We do not anticipate drawing down the full $24 million, and in fact, we believe that an aggregate draw down of two million dollars would be sufficient to bring most of our products in development to market.

         To date, our product research efforts have consisted primarily of research and patent filings. Research includes engineering time spent in electronics laboratories, testing and refining new ideas using computers. The research has resulted in the issuance of multiple patents as more particularly described at page 38 of this prospectus. Over the past year, although we continue our research efforts, we have placed a greater emphasis on developing our ideas into commercially profitable products. For a more detailed description of such activities, see the disclosure under the caption “Product Development” located at page 34 of this prospectus. We do not anticipate hiring additional personnel until such time as our products are ready to be mass produced, marketed or licensed. In the event we are unable to access meaningful amounts of funds under the equity line, we may be required to review the size of our research and development staff and make appropriate staffing adjustments.

Results Of Operations

Comparison of Fiscal Years Ended September 30, 2000 and 1999

         We generated no revenue for the fiscal years ended September 30, 2000 and September 30, 1999.

         Research and development expenditures increased to $1,433,751 for the fiscal year ended September 30, 2000, from $130,463 for the fiscal year ended September 30, 1999. The increase in research and development costs in fiscal 2000 was primarily attributable to the engagement of additional research and development personnel for our facility in San Jose, California.

         Costs and expenses increased to $8,641,777 in the fiscal year ended September 30, 2000, from $937,197 for the prior fiscal period. We issued restricted common stock as payment for research, consulting and capital formation expenses that totaled approximately $7.5 million in fiscal 2000 and approximately $550,000 in fiscal 1999, in order to conserve cash during both fiscal periods. The stock issued for research was valued at approximately $2.2 million and was granted primarily to a leading scientist who developed most of our patents and subsequently assigned them to the Company. Capital formation costs of approximately $1.3 million was paid primarily to two consultants in the form of common stock for services rendered in connection with the 1999 private placement. Common stock valued at approximately $4.0 million was issued to certain independent contractors in exchange for consulting services provided to the Company. A substantial portion of these consulting expenses relate to the issuance of one million shares of common stock to Dr. Hashemi, our former Group President, as a signing bonus on September 1, 2000. Other services from the contractors included accounting and tax services, web page and logo design, as well as other services needed for building and maintaining our corporate infrastructure. Cash expenditures for costs and expenses increased to $1.0 million in fiscal 2000 from $349,000 in fiscal 1999.

         The interest expense of approximately $5,200 in fiscal 2000 reflects interest paid for a note payable in the amount of $110,000. We paid the note payable in full in March 2000.

         Nine Months Ended June 30, 2001 Compared to Nine Months Ended June 30, 2000

         Revenues generated during the nine month period ended June 30, 2001, totaled approximately $617,000, compared to $0 of revenue for the comparable nine-month period in fiscal 2000. This increase is primarily attributable to our export of electronic products purchased from a third party. The export of purchased product is not representative of our principal operations, which is the development and commercialization of our portfolio of patented technology. Accordingly, we remain in the development stage.

         Approximately $5.6 million was recorded as an expense as a result of our grant of stock options to a former employee, Dr. Hashemi, with exercise prices below the fair market value of our common stock on the date of grant. These options were granted in connection with the execution of an employment agreement, effective as of December 1, 2000. Prior to his employment, Dr. Hashemi served as a consultant to us. In December 2000, Dr. Hashemi agreed to exchange 1,325,000 shares of restricted common stock previously granted to him in consideration for the grant of options to purchase 2,100,000 and 666,700 shares of common stock at per share exercise prices of $.46 and $.29, respectively. These grants were made on December 1, 2001 and January 1, 2001, respectively. These exercise prices represented 25% of the fair market value of the common stock on such grant dates. Compensation expense of approximately $3.4 million for these below market option grants was recorded in the fiscal quarter ended December 31, 2000. A deferred compensation liability was established on September 30, 2000 to match the expenses of services rendered by Dr. Hashemi over the term of his independent contractor agreement. Because the common stock he received was exchanged for options, this deferral of expenses was no longer appropriate. As a result of the exchange of shares for options by Dr. Hashemi, we also expensed the approximately $1.65 million relating to a deferred stock compensation liability which had been recorded as of September 30, 2000.

         Research and development costs totaled approximately $1.0 million for the nine months ended June 30, 2001. These costs included the salaries of research scientists, payments made to a scientist working for us on a consulting basis, and other costs of maintaining our research and development facility in San Jose, California.

         During 2001, we employed an additional eight employees in our corporate office, which constitute our current management team. In addition, in September 2000 we opened our research and development facility in San Jose, California, which now consists of two additional full time employees.

         Salaries and benefits increased by $717,497 for the nine months ended June 30, 2001, compared to $0 in the comparable nine-month period in fiscal 2000 as the new officers became employees and were no longer paid as independent consultants. The new employees included the Chief Executive Officer, Chief Operating and Financial Officers, the Global Director of

Marketing, and other corporate support staff during the first fiscal quarter in 2001. In addition, research and development costs have decreased for the nine months ended June 30, 2001, over the same period in fiscal 2000 to approximately $17,000 due primarily to the issuance of stock to consultants for services rendered, which was accounted for as a non-cash expense.

Liquidity and Capital Resources

         For the three months ended June 30, 2001, we did not generate any cash from financing activities. During such period, we issued 75,000 shares of restricted common stock valued at $99,225 to a consultant for services rendered.

         During the three months ended December 31, 2000, we received $1,291,730 in connection with the exercise of our outstanding warrants to purchase 1,291,730 shares of restricted common stock with a per share exercise price of $1.00. We also issued 100,000 shares of restricted common stock valued at $165,600 to consultants and principals as compensation for services rendered. During the three months ended December 31, 2000, we issued 20,000 shares of restricted common stock valued at $44,820 to consultants as compensation for services rendered.

         In March 2001, we established a line of credit with Wells Fargo HSBC Trade Bank totaling $500,000. The line of credit is collateralized with deposits at Wells Fargo Bank. Borrowings under the line of credit bear interest at the prime rate of Wells Fargo Bank, National Association. At June 30, 2001, there was $200,000 outstanding under this line of credit.

         In May 2001, we entered into a common stock purchase agreement with Coriander Enterprises Limited, a British Virgin Islands corporation, for the future issuance and sale of shares of our common stock. This stock purchase agreement establishes an equity line of credit. Under this arrangement, we at our sole discretion, may make up to 24 draw down requests over a two year period, pursuant to which Coriander Enterprises is obligated to purchase up to $24 million of our common stock, at prices that will vary based upon the market price of the common stock, but will be below the market price of the common stock at the time of issuance. Changes in the market price and/or trading volume of our common stock may limit our ability to draw down all $24 million under the equity line of credit. In June 2001, a registration statement on Form SB-2 registering the resale of the securities issuable under the purchase agreement was filed with the Securities and Exchange Commission. The Form SB-2 has not yet been declared effective by the Securities and Exchange Commission.

         Warrants to acquire 4,250,000 shares of restricted common stock at a per share exercise price of $1.50 were issued in conjunction with our August 1999 private placement. Prior to the fiscal quarter ended March 31, 2001, 120,000 of these warrants were exercised, yielding proceeds to us of $180,000. The remaining unexercised warrants expire on December 31, 2001.

         At June 30, 2001, our cash balance was approximately $835,000, compared to approximately $2,585,000 at September 30, 2000. Cash used in operating activities of $3.0 million and approximately $743,000 for the nine months ended June 30, 2001 and 2000, respectively, was primarily attributable to the hiring of additional personnel, including the Chief Operating and Financial Officers, both of whom were hired in October 2000, the Global Director of Marketing, who was hired on December 1, 2000, and a research scientist in San Jose, California who was hired on November 1, 2000.

Plan of Operation

         We believe that our current cash position, anticipated proceeds from the equity line of credit and potential proceeds from the exercise of outstanding warrants, together with any cash generated from operations to be sufficient to continue operations for the next twelve months. Such future requirements are based upon management’s best estimates based upon current market conditions and the most recent results of operations. Should our stock price not support sufficient access to cash under the equity line of credit, or the exercise of outstanding warrants, we intend to pursue alternative financing sources. However, there can be no assurance that alternative financing will be available or, if available, such financing will be on terms acceptable to us.

Business

Organization within Last Five Years

         In May 1996, we changed our name to National Scientific Corporation and commenced our current business operations of developing our electronic performance-enhancing devices and designs. We originally incorporated in Texas as American Mortgage Company, Inc. in 1953. From 1953 to 1996, our business involved buying and selling mortgages and maintaining various mortgage portfolios, but we have abandoned this line of business. In 1996, we also acquired a water reclamation business that sold environmentally sensitive cleaning products. We sold this business in September 1997.

General

         Our primary business involves the research and development of electronic devices and designs that are intended to enhance the performance of various products and systems that are commonly used in the electronics and semiconductor industries. Our present focus is on customers seeking enhancement products that significantly reduce power requirements in battery powered electronic devices. Some examples of battery powered devices that would benefit from the application of our technologies include cell phones, pagers and hand-held computers.

         We have obtained six U.S. patents on certain of our devices and designs, and we have several U.S. and international patents pending. We are in various stages of developing and testing these technologies. In the future, we intend to develop enhancements to our existing devices and designs, develop new technologies that are complementary to our existing technologies and seek to commercially exploit our developments in these technologies.

         Our strategy is to generate revenue from our proprietary technologies by charging a combination of royalty and licensing fees to other companies who may wish to incorporate these technologies into their own products and manufacturing processes. In addition, we intend to have products based on our proprietary technologies manufactured for us under contract. We will enter into various contracts with suitable manufacturers of our products, and then sell these products directly to customers. We have established strategic relationships and alliances with several third-party manufacturers and potential users of our technology that will facilitate the commercialization of our products. We plan to build on these alliances in the future as our business, products and technologies evolve and develop.

         To generate revenue to fund our core business in the short-term and to assist in building strategic relationships in the electronics industry, we recently have been engaged in the import/export business of distributing electronic products to customers in Asia and the United States. We have entered into strategic relationships with several entities in an effort to facilitate our import/export business.

Products

         Our present offering of devices and designs are based on principles and applications in the electronics and semiconductor industries. The majority of these devices and designs are based on semiconductor technology. Semiconductors are materials that are used in the manufacture of a wide variety of electronic devices. Semiconductors are usually manufactured in large batches and placed upon platters referred to as wafers. Manufacturing of semiconductors using wafers is generally conducted in a facility known as a fabrication plant or a fab. This manufacturing process of placing semiconductors on wafers results in a product better known as a silicon chip. Silicon chips are used in a variety of electrically powered and controlled devices, including computers, cell phones, domestic appliances and many other similar devices. Generally, the products described below are intended to reduce the power requirements of various electronic devices more efficient.

         The following paragraphs describe our existing devices and designs, their intended function and the status of our present research and development efforts with regard to these technologies for the next 12 months. No assurance can be made that we will be able to complete our research and development activities within the timeframes described below. It is possible that our research will reveal certain facts that will lead to our commercial abandonment of some or all of our technologies described below. It is also possible that other entities may produce technologies and/or products superior to our technologies and products before we are able to bring our products to market. Although we believe our patents provide protection for our inventions and ideas and prevent other entities from exploiting our patented technologies, our patents cannot prevent other entities from developing more innovative and superior technologies with greater commercial appeal.

Static Random Access Memory and TMOS™ Memory Core. TMOS™ memory cells are designed to help digital devices such as computers, workstations and battery-powered devices such as cellular phones and handheld computers that require a memory function to store and retrieve information at high speeds. These cells comprise part of a larger information storage device called Static Random Access Memory. One of the patent claims for our memory cell device is that it may use less power than other devices that perform the same or similar functions, and thus can potentially extend the battery life of certain battery powered devices. We are in the process of conducting research to prove the commercial and technical viability of this patent claim.

         In May 2001, we engaged National Microelectronics Research Center in Cork, Ireland to manufacture prototypes of the TMOS™ memory cell. Under this agreement, National Microelectronics also has agreed to assist us in the simulation, design revision, manufacturing and testing of TMOS™ memory cells in consideration for a series of cash payments not expected to exceed $100,000 in calendar year 2001. In June 2001, our engineers provided National Microelectronics with computer-generated designs, and National Microelectronics’ activities under this agreement soon thereafter commenced. Before our arrangement with National Microelectronics, we conducted approximately six months of similar development activities at Stanford University. These prior activities at Stanford were not successful as the products produced were partially contaminated and could not be effectively tested.

         We expect to review preliminary test results of at least a portion of the TMOS™ memory cells during the fall of 2001. Additional development activities during the next twelve months will include taking commercially reasonable steps to enter into appropriate licensing arrangements with National Microelectronics and other entities, further testing at National

Microelectronics, as well as specific application development and testing of different formats of our designs. We intend to license our designs to third parties for manufacture.

         Mode Dielectric Resonators. Mode dielectric resonators allow devices such as cell phones, radar detectors and speed guns, automatic door openers and satellites to process information transmitted via radio waves from external sources by converting these radio waves into electronic data. These devices further process the electronic data into a form that can be understood by the end user. For example, the reading of a vehicle’s speed on a speed gun is the end result of the conversion of radio waves to electronic signals. The major patent claim for this device is that our resonator device may use less space than other similar devices that perform the same or similar functions, and thus can potentially reduce the actual physical size of certain handheld radio devices. We are in the process of conducting research to prove the commercial and technical viability of this patent claim and other patent claims of our resonator device.

         We entered into a development licensing agreement for a dielectric resonator with TEMEX, a subsidiary of TEKELEC Group, a French corporation. Under the licensing agreement, we have granted TEMEX a limited manufacturing license to our intellectual property relating to our dielectric resonator for a nominal fee. Under the terms of the licensing agreement, TEMEX has agreed to produce prototype samples of our dielectric resonator and to provide testing and reports regarding the technical performance of this device in specific customer applications. We intend to make these prototypes and reports available to our potential customers. TEMEX’s ability to use our data and information is limited. Rights to any inventions created during the term of the agreement will be the property of the inventor. The licensing agreement has a term of six months and may be renewed by the mutual agreement of the parties. The agreement may be terminated at any time by mutual consent of the parties. If this licensing arrangement with TEMEX proves successful, we intend to negotiate a more comprehensive licensing agreement before the end of 2001.

         High Frequency Wireless Transceivers. Like resonators, high frequency transceivers convert information transmitted via radio waves into electronic data and also convert electrical signals into radio waves that can be transmitted to other devices. Transceivers are used in a variety of radio devices such as wireless computer networks. Our design goal for this product has been to make it more efficient in its use of power than similar devices, and thus potentially improve the battery life of some of these handheld radio devices. We have filed patents on only a portion of our design to date, so that patent claims do not currently exist to cover the function of this entire device. We have not conducted sufficient research and testing to determine whether or not we can meet this design goal in a commercially reasonable manner.

         In March 2000, we entered into a memorandum of understanding with a leading Taiwanese foundry, United Microelectronics Corporation. United Microelectronics has agreed to provide manufacturing capacity, utilizing its patented process technology, for production of some of our designs for radio devices and is currently producing the first batch of samples of our designs for the receiver portion of our high frequency transceiver. We believe that we still have to perform substantial work to complete the final version of our transceiver device and commence the sale of this technology. Our receiver can be produced as a stand-alone product. While no binding agreement has been negotiated to date, we believe a strategic alliance with United Microelectronics, if available, will aid in the advancement of our production of wireless products as well as enhance our existing development and production relationships. We plan to perform additional research and testing during the next twelve months including taking commercially reasonable steps to enter into acceptable licensing arrangements. We intend to either license this device to others to manufacture or sell the patent rights outright.

         Distributed Amplifiers. Distributed amplifiers increase the power of electrical signals. Amplifiers help products used in telecommunications, automotive systems, and biomedical products to increase their electrical power. Our major patent claim for this device is that our amplifier may be more efficient than other devices that perform the same or similar functions, and thus may have some competitive advantage over the other distributed power amplifiers on the market. We are in the process of conducting research to prove the commercial and technical viability of this patent claim and other patent claims relating to our amplifier device.

         Although we intend to approach appropriate third party contractors to develop an amplifier device, we believe that it is unlikely this product will be completed and ready for production before the end of fiscal 2002. We plan to perform additional research, including the building of new test devices at a greater number of commercially significant frequencies, in order to improve our chances of executing a license agreement with a third party for this product. We intend to license this design to others to manufacture or else sell the patent rights outright.

         Monolithic Inductors. Monolithic inductors help process information transmitted by radio waves into a form that is understandable to the end users of electronic devices such as pagers. Inductors are used in a wide range of electronic circuits for telecommunications applications. For example, inductors help process the data transmitted via radio waves to produce the phone number or the message that appears on a pager screen. Our patent claims for our inductor device include its ability to capture radio waves more efficiently than other devices that perform the same function. By capturing radio waves more efficiently, our inductors may have a competitive advantage over other monolithic inductors and allow devices incorporating our devices technology to operate more efficiently. We are in the process of conducting research to prove the commercial and technical viability of these patent claims and other patent claims of our inductor device.

         Although we intend to approach appropriate third party contractors to develop this product, we believe that it is unlikely this product will be completed and ready for production within the next six months. We plan to perform additional research during the next twelve months to include running of a large number of samples of the device at several foundries, which can allow benchmarking of the design against other competitive inductor designs. We intend to either license this design to others to manufacture or sell the patent rights outright.

         Heterojunction Bipolar Transistors. Heterojunction bipolar transistors are switches that provide control over electric current flow. These types of transistors are used in the manufacture of electronic devices such as cellular phones, satellites and automotive circuitry. The patent claims for our transistor device include the claim that our transistor device may be able to operate at higher speeds than other devices that perform a similar function and allow devices incorporating our transistors to operate more efficiently. We are in process of planning research to prove the commercial and technical viability of this patent claim and other patent claims of our transistor. The research on the transistor, however, is difficult, complex and expensive and may require several months or even years to perform in a commercially reasonable manner.

         Although we intend to approach appropriate third party contractors to develop this product, we believe that it is unlikely this product will be completed and ready for production before the end of fiscal 2002. We plan to perform additional research during the next twelve months including primary material science experiments to demonstrate manufacturing feasibility. We intend to license this design to others to manufacture or else sell the patent rights outright.

Product Development

         Since 1996, our core business has focused on researching, developing and testing the above devices and designs at our research and development facilities in Phoenix, Arizona and San Jose, California. We use three major testing milestones to define our product development and commercialization process. All tests begin with a test planning process. A test planning process includes steps such as designing the experiment to be performed, locating the materials to complete the experiment and locating laboratories competent to perform the experiment, either internally or externally. Experiment planning typically takes several months, although in some cases, especially in the case of a proof-of-concepts test, it could take a year or longer. In some cases, a technical complexity could cause a test to never be performed, and the product consequently cannot be commercially developed.

         The first milestone is the proof-of-concepts tests. Although the specific experiments executed vary depending on the kind of devices that are being evaluated, the battery of tests involved in the first milestone establishes whether the proposed physics and benefits of the product as described in the patent and simulations match with the actual physical and experimental results obtained in the lab. A product that passes this proof-of-concepts milestone is not typically in the form where it can be sold or incorporated by the potential customers into their products, and usually requires substantial additional testing and development.

         The second milestone is the pre-production prototype. This battery of tests establishes that the device can be produced in a form suitable for the customer. It also allows the customer to perform evaluations of the product directly and measure the effectiveness of such product in the customer’s specific device. Test marketing data is also collected at this stage to ensure that the product is commercially viable and meets broad market specifications and expectations. A product that passes our pre-production prototype tests is usually in a form where it can be sold to end-users, but some uncertainty may exist about true costs and quality during mass manufacturing. Further minor development changes are typically required.

         The last milestone is production testing. This step is sometimes referred to as production line qualification. Production line qualification means that a product is at a stage where it can be manufactured consistently at an acceptable level of quality. This process typically takes three to six months to complete from start to finish of the process. After passing these tests, the product is ready to sell and any further development will be evolutionary and is generally the result of end-user feedback and requests. If successful, the product will become established in the market place and will meet the required end-user specifications and can be delivered at the planned cost.

         The below chart summarizes the status of the research and development of our devices, designs and products.

Testing Status Summary, August 2001

	Proof of Concept	Production	Production Sample
Device Name	Prototype Tests	Prototype Tests	Tests

Static Random Access Memory and TMOS™ Memory Core	In Progress	Planning	—

Mode Dielectric Resonators	Complete	Complete	Planning

Power Management Devices – Thyristors	Complete	Complete	Complete

High Frequency Wireless Transceivers	In Progress	Planning	—

Distributed Amplifiers	Complete	Planning	—

Monolithic Inductors	Complete	In Progress	Planning

Heterojunction Bipolar Transistors	Planning	—	—

         We expect to continue research and development of these products into the future.

         We are also performing research into concrete applications of our devices and designs. We intend to file patent applications in this area during the coming year. We may undertake additional research based on customer input received during the next year as well, but no other material projects have been planned as of August 2001 using our proprietary technologies.

Development of Third Parties’ Technology

         In May 2001, we entered into a distribution agreement with Phoenix Semiconductor, Inc., which grants us the exclusive right to purchase and distribute electronic devices using Thyristor™ and related technologies. Thyristors are electronic components that protect many kinds of electronic circuits from damage resulting from power surges. Thyristors have been in production around the world for over 20 years. We intend to sell these power management electronic devices to retailers, wholesalers and other customers under our own brand name. Under the terms of our agreement with Phoenix Semiconductor, there are no restrictions on our distribution of these products. Under the agreement, we have agreed to pay Phoenix Semiconductor a license fee based on a percentage of revenue that we earn on the sales of the licensed products. In conjunction with the contracting for the manufacture of thyristors, we have received a purchase order for 14 million thyristors to be delivered over the next twelve months. Gross Sales from this purchase order are estimated to be approximately $1 million, and delivery of the products commenced in August, 2001. We believe our association with Phoenix Semiconductor will strengthen our reputation in the semiconductor industry and increase awareness of our name in Arizona and surrounding states. We currently have only one purchaser of our Thyristor products. However, we are currently in discussion with potential customers in Asia and the United States.

         In March 2001, we entered into a Teaming Agreement with Ramtron International Corporation to assist Ramtron in identifying manufacturers in Malaysia that have the capability to manufacture Ramtron’s patented electronic memory devices. Under the Teaming Agreement, we have agreed to act as the prime contractor in submitting work proposals to the Malaysian government. Our proposals will identify Ramtron as our subcontractor, the type of memory devices we would like to develop in Malaysia, specifically Ramtron’s patented memory devices, cost information and background data on Ramtron, our key personnel and us. If Malaysian government accepts the proposals and corresponding contracts are executed by us and the Malaysian government, Ramtron will provide us with design, device and process engineering support to enable us to properly coordinate the manufacturing and marketing of Ramtron’s patented memory devices. Ramtron has granted to us revenue and licensing rights to manufacture its patented memory devices in Malaysia, and to assist in developing enhancements to these products. Under the Teaming Agreement each party retains the rights to any inventions produced during the duration of the agreement. Additionally, both Ramtron and we are limited in the use of the other’s data and information for the purpose of procuring and executing contracts obtained from the Malaysian government.

Suppliers and Manufacturers

         In January 2001, we entered into three identical purchase and licensing contracts with Sungil Computech, Maroo Electrotech and Ozaki Korea Co., Ltd. These purchase and licensing contracts are our form agreements for convenience purchasing from vendors any equipment or packaged software we may need to manufacture and sell products to our end customers. The purchase and licensing agreements set forth our agreement to purchase various equipment, support services and software pursuant to the terms set forth in purchase orders to be completed on an as-needed basis. Those goods include, but are not limited to, printed circuit boards, magnetic and storage devices and assorted electronic components. Risk of loss remains with the vendors until we receive the equipment or software. The purchase and licensing contracts each have a term of two years, however, either party may terminate the contract upon giving 90 days’ notice to the other party. We have not purchased, and are not currently in the process of purchasing, any material amount of equipment or software under any of these agreements. We do intend to leverage our relationship with these companies by offering them access to our devices and designs under these agreements at prices to be negotiated when these devices and designs reach the point of market readiness. Since many of our devices and designs are not complete, we cannot predict whether these companies will choose to purchase such devices from us at any time in the future. All deliveries against outstanding purchase orders are complete as of August 2001. We do not anticipate entering into any purchasing or licensing arrangements with Sungil, Maroo or Ozaki in the near future.

         We do not enter into agreements directly with suppliers of raw materials. Rather, as described above, our business involves entering into agreements with third parties who will utilize our technology to manufacture products. Those third parties may have agreements with suppliers of raw materials, although our agreements with them typically do not require them to assure a source of necessary raw materials.

Other Strategic Relationships

         We have entered into informal and non-binding arrangements with parties that have international ties in the semiconductor and electronics industries, which we believe will assist us in the future manufacturing and marketing of any technologies we bring to market.

         On June 21, 2001, we entered into a non-binding memorandum of understanding with AIC Semiconductor Sdn. Bhd., a Malaysian corporation. The memorandum contemplates the negotiation and execution of a definitive agreement regarding a licensing and technology transfer arrangement in which we would license yet to be determined technologies to AIC to manufacture in Malaysia. Both AIC and National Scientific would be responsible for marketing and sales of the Malaysian manufactured products. As of the date of this prospectus, the parties have not entered into a definitive agreement and no activities other than planning relating to the memorandum have commenced.

Distribution of Electronic and Semiconductor Products

         We recently entered into the business of distributing electronic and other semiconductor related products to customers in Asia and the United States. We have generated gross revenue of approximately $299,000 during the fiscal quarter ended June 30, 2001, from our distribution business. We plan to use the revenue generated from our distribution business to help fund our core business of researching, developing and licensing our patented technologies. Additionally, our distribution arrangements with entities involved in the semiconductor and electronic industries will help build a network of contacts that may eventually participate in the manufacturing or licensing of our products.

         In January 2001, we entered into an import/export agreement with E4world Corp., an entity in which one of our directors, Dr. Richard Kim, is also Chairman of the Board of Directors. The term of the agreement with E4world is twelve months, expiring in January, 2002. E4world’s main business involves the import of Korean-manufactured personal computer/electronic components to U.S. distributors. Consequently, E4world has developed strong relationships with several Korean manufacturers and U.S. distributors. Under the terms of our agreement with E4world, E4world has an obligation to introduce us to Korean manufacturers and U.S. distributors of personal computer/electronic components. E4world has committed to provide us with purchase orders from U.S. buyers/distributors for the purchase of an aggregate of $10 million worth of Korean-manufactured personal computer/electronic components over the course of the twelve-month term of the agreement. E4world negotiates and secures non-cancelable purchase orders from U.S. distributors on our behalf. We, in turn, take these purchase orders to the Korean manufacturers and purchase the products directly from such manufacturers and then resell these products to the U.S. distributors in accordance with the terms of the non-cancelable purchase orders. We obtain all of the gross revenues from the sale of these products to the U.S. distributors and then we pay E4world a commission on all sales made to U.S. distributors pursuant to the non-cancelable purchase orders. Our profit stems from the mark-up of Korean-manufactured goods we sell to the U.S. distributors. In consideration for E4world’s commitment to provide us with $10 million worth of import/export business, we have advanced $100,000 to E4world as prepayment of future commissions, which is evidenced by a note bearing interest at the rate of 12% per annum on the amount advanced but not yet earned as commissions. As of August 2001, we have obtained one million dollars worth of import/export business from E4world. Although we may receive more import/export business from E4world, we do not anticipate reaching $10 million worth by the end of the term of the agreement. Consequently, we are pursuing collection of the note for $100,000, including any and all accrued interest, for unearned commissions.

Intellectual Property

         We seek to protect our intellectual property by filing domestic and international patent applications for our devices and designs. Generally, a patent is a grant to the patent holder of a right to prevent others from making, using and selling the combination of elements or steps covered by the patent.

         The United States Patent and Trademark Office has granted us six patents on our devices and designs set forth in the chart on page 38. We also have filed United States patent applications for four additional devices and designs. Patents issued by the United States Patent and Trademark Office have a term of 20 years from the date of filing. We plan to file additional patent applications for enhancements to our existing devices and designs as well as additional devices and designs that we develop.

         We also have filed international patent applications pursuant to the Patent Cooperation Treaty. We have filed international patent applications corresponding to each of our U.S. patents. Filing a patent application pursuant to the Patent Cooperation Treaty will enable us to apply for patent protection in over 100 countries that have ratified the Patent Cooperation Treaty. Generally, an international patent application filed pursuant to the Patent Cooperation Treaty takes approximately 1 year to be examined. We anticipate that most of our international patent applications will be examined by the end of 2003. We intend to file additional Patent Cooperation Treaty patent applications that may be examined after that date. International patents applications filed under the Patent Cooperation Treaty and subsequently issued by either Japan or the European Community will have up to a maximum of a twenty year term from the date of filing of the corresponding U.S. patent application.

         The following table summarizes all of our U.S. and international patents and patent applications for our devices and designs:

Title	Patent No.	Term Expires	Country

Heterojunction Bipolar Transistor	5,912,481 6,171,920	September 29, 2017	United States

	98945940.9	Patent Pending	European Community

	2000-514337	Patent Pending	Japan

Monolithic Inductor with Magnetic Flux Lines Guided Away From Substrate	6,013,939	October 31, 2017	United States

	98954007.5	Patent Pending	European Community

	2000-519468	Patent Pending	Japan

Distributed Amplifier and Method	6,008,694	July 10, 2018	United States

	99926671.9	Patent Pending	European Community

Dielectric Resonator	6,169,407	June 18, 2018	United States

	99925897.3	Patent Pending	European Community

	2000-555315	Patent Pending	Japan

Title	Patent No.	Term Expires	Country

Static Memory Cell	6,104,631	December 17, 2014 (Additional patent pending on enhancements, on which we have been granted a Notice of Allowance in May 2001 with all claims intact)	United States

	98963176.7	Patent Pending	European Community

	2000-539480	Patent pending	Japan

High Frequency Wireless Receiver	09/833,438	Patent pending	United States

Electronic Semiconductor Circuit Which Includes a Tunnel Diode	09/520,081 (Patent Cooperation Treaty/US01/06753)	Patent pending	United States (Patent Cooperation Treaty)

Monolithic Balanced Radio Frequency Power Amplifier	09/864,097	Patent pending	United States

Semiconductor Memory Cell with Leakage Current Compensation Using a Tunnel Diode	Not available	Patent pending	United States

         We cannot assure you that any of our pending patent applications will result in issued patents. If any of our patent applications are rejected, we may not be able to enter into licensing or other strategic relationships to leverage our technologies. In addition, although none of our intellectual property rights have been invalidated or declared unenforceable, we cannot assure you that such rights will be upheld in the future. We also may not be able to license certain technology, necessary to the conduct of our business, from third parties, on commercially reasonable terms. Our inability to obtain such licensing rights could have a material adverse effect on our ability to generate licensing revenue and leverage our technologies.

         Our business model contemplates that we will successfully develop prototypes of our inventions and designs and, thereafter, establish partnerships and strategic relationships with third parties to commercialize such inventions and designs. Our business model further contemplates that we will generate revenue from the licensing of our inventions and designs through these partnerships and strategic relationships, and that we will achieve profitability by gaining market acceptance of our inventions and designs with both the users of our products and those third parties to whom we license these products. If we are unable to successfully establish such partnerships and strategic relationships and achieve broad market acceptance of our technology, we may be unable to generate revenue from our business or operate profitably and the value of your investment could be significantly reduced.

Industry

         Based on our review of publicly available data relating to the products and manufacturing processes of the major semiconductor manufacturing companies, we believe that the increased performance and efficiencies inherent in our devices, designs and process will be of interest to many key sectors of the semiconductor industry. The largest target market for our products is the Static Random Access Memory market, where worldwide sales are expected to be around $45 billion in 2001, according to Semiconductor Industry Association Annual Worldwide Market Forecast (updated July 2001). The same study reports that the Thyristor market in 2001 is expected to exceed $700 million globally. According to Carners In-Stat Group, a leading independent electronics industry research group, from a July 2000 report on wireless technology, the market opportunity for certain high frequency radio and baseband solutions will surpass $1.5 billion in shipments by the end of 2002 and grow to near $5 billion by 2005. The market size for our other devices and designs is more difficult to quantify, due to the numerous diverse applications and products that incorporate such devices and designs. However, we believe substantial markets exist for these devices and designs in light of the fact that the Semiconductor Industry Association estimates the size of the global electronics market size to be approximately $220 billion in 2001.

Competition

         We compete primarily in the semiconductor industry, which is characterized by intense competition, rapid technological change, evolving industry standards, demanding worldwide service requirements, short product cycles and continual price erosion. Our strategy for remaining competitive involves investing substantial amounts of our working capital towards the research and development as well as the sales and marketing of our technologies. Our ability to compete depends upon our ability to bring to market and commercialize our technology and to continually improve our products, devices and designs as well as the productivity, cost and reliability of our products, devices and designs. We must also adapt our technology to continually evolving customer requirements. The rapid pace of technological change continually creates new opportunities for existing competitors and start-ups, and can quickly diminish the value of our existing technologies. Substantial competition exists for each of our products and designs. Our competitors include many large domestic and foreign companies with greater name recognition and substantially greater financial, technical and management resources. Our competitors include specialized, rapidly growing companies that sell products in the same markets that we will target. We cannot assure you that the price and performance of our products will be superior relative to the products of our competitors and that we will successfully stay ahead of or keep pace with the rapid technological changes in the semiconductor industry. Our failure to stay ahead of or keep pace with technological developments and emerging standards within the semiconductor industry may result in lower prices of our products, lack of a market for our products, fewer customer orders than our competitors, reduced revenues, reduced gross margins and a lower market share of our products.

Government Regulation

         Our business is not currently subject to material special government regulation. It is possible, however, that businesses that license technology from us may be subject to government regulation, either because of the general nature of their businesses or because of the specific manner in which they intend to use the licensed technology. In addition, we may be subject to government regulation from time to time regarding import and export matters, both in the United States and abroad.

Employees

         We have ten full time employees. Eight employees work in our Phoenix, Arizona corporate office and two employees work in our research and development facility in San Jose, California.

Legal Proceedings

         We are not involved in any material pending legal proceedings other than ordinary routine litigation considered to be incidental to our business.

Directors, Executive Officers, Promoters and Control Persons

         The following table sets forth our directors, executive officers, significant employees and consultants and their respective ages and positions as of September 1, 2001:

Name	Age	Position

Lou L. Ross	72	Chief Executive Officer, Chairman of the Board

Michael A. Grollman	39	Director, President, Chief Operating Officer

Sam H. Carr	45	Director, Senior Vice President, Chief Financial Officer

Richard C. Kim	42	Director

Charles E. Martin	41	Director

         Directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.

         Directors, Executive Officers and Significant Advisors

         Lou L. Ross. Mr. Ross has served as our Chairman of the Board and Director since 1996 and assumed Chief Executive Officer duties in March 1998. Mr. Ross served as Chief Executive Officer of Intel Malaysia from 1970 to 1975. From 1976 to 1996, Mr. Ross served in a technical consulting capacity for various electronics manufacturing firms, including Labelab and Advanced Semiconductor Engineering.

         Michael A. Grollman. Mr. Grollman first became our Chief Operating Officer in October 2000. We appointed Mr. Grollman our President in April 2001. From 1998 to September 2000, Mr. Grollman served as Regional Service Director of MicroAge, Inc., a company that provides custom-configured technology solutions to businesses. He served as General Manager, Executive Vice President and Chief Technology Officer for Advanced Information Systems from 1987 to 1998. Mr. Grollman received his Bachelor of Science degree in chemistry from the State University of New York, and expects to receive his MBA from Arizona State University in 2001.

         Sam H. Carr. Mr. Carr joined us as Chief Financial Officer in October 2000. He served as Senior Vice President of Finance and Chief Financial Officer for e-dentist.com, formerly known as the Pentegra Dental Group, Inc., from 1997 to 2000. From 1996 to 1997, Mr. Carr served as Chief Financial Officer and Chief Development Officer for a consolidator of podiatry practices. Mr. Carr received his Bachelor of Business Administration from the University of Texas at Austin and an Executive MBA from the University of New Mexico. Mr. Carr is also a certified public accountant.

         Richard C. Kim. Mr. Kim has served as one of our directors since October 2000. Mr. Kim currently serves as a director and Chairman of E4world Corp., formerly known as KoreaStation. Mr. Kim became a director of KoreaStation in September 1999 and continued his service in the successor entity, E4world Corp., commencing on January 1, 2001. Mr. Kim also co-founded OHost Corporation, a subsidiary of E4world Corp. Mr. Kim received his Bachelor of Science degree in electrical engineering and computer science from the University of California at Berkeley and his Master of Science and Ph.D. in electrical engineering from the University of Minnesota.

         Charles E. Martin. Mr. Martin co-founded Kinetic Thinking, a management consulting firm that specializes in technology-based solutions for process improvement and strategic direction, and has been President since its inception in November 1999. From July 1997 to November 1999, Mr. Martin served as Chief Information Officer for MicroAge, Inc. He also held the position of Vice President of Professional Services in Ecadvantage, MicroAge’s electronic commerce subsidiary. Before MicroAge, Mr. Martin worked for Solutions Consulting from July 1996 until July 1997, Ernst &Young, LLP from February 1995 until July 1996 and Digital Equipment Corporation for the two years prior. Mr. Martin served in the U.S. Navy submarine service. Mr. Martin received his Bachelor of Science degree in accounting from Arizona State University.

Security Ownership of Certain Beneficial
Owners and Management

         The following table sets forth, as of May 18, 2001, certain information with respect to beneficial share ownership by each of our executive officers and directors, by all executive officers and directors as a group and by all persons known to management to own more than 5% of our outstanding common stock. Except as otherwise indicated, the shareholders listed have sole investment and voting power with respect to their shares. The amounts and percentages are based on 47,357,498 shares of common stock outstanding as of May 18, 2001.

	Number of
	Common Shares	Percent of
Name of Beneficial Owner(1)	Beneficially Owned	Outstanding shares

Lou L. Ross	3,455,040(2)	7.3%

Majid Hashemi	2,866,700(3)	6.1%

Michael A. Grollman	750,000(4)	1.6%

Sam H. Carr	750,000(5)	1.6%

Richard C. Kim	20,000(6)	*

Charles E. Martin	5,000(7)	*

All officers and directors as a group (5 persons)	7,846,740	16.6%

(1)	A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the percentage of any other person.

(2)	Includes 1,000,000 shares held by Mr. Ross’ wife.

(3)	Includes 2,766,700 shares underlying currently exercisable stock options. Mr. Hashemi left the employ of our Company as of August 2001.

(4)	Includes 650,000 shares underlying currently exercisable stock options.

(5)	Includes 750,000 shares underlying currently exercisable stock options.

(6)	Includes 20,000 shares underlying currently exercisable stock options.

(7)	Includes 5,000 shares underlying currently exercisable stock options.

*	Indicates less than 1%.

Description of Securities

Common Stock

         As of May 18, 2001, we are authorized to issue up to 120,000,000 shares of common stock, par value $0.01 per share. As of the date of this prospectus, there were 47,357,498 shares of common stock outstanding and 418 holders of record of common stock. Each holder of common stock is entitled to one vote for each share held on all matters. Our articles of incorporation and bylaws do not provide for cumulative voting in elections of directors and all other matters brought before stockholder meetings.

         The holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. The dividend rights of our common stock are junior to any preferential dividend rights of any outstanding shares of preferred stock. The holders of our common stock also are entitled to receive distributions upon our liquidation, dissolution or winding up of our assets that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of our preferred stock.

         The holders of our common stock are not entitled to preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

         Our board of directors is authorized by our articles of incorporation to issue up to 4,000,000 shares of one or more series of preferred stock, par value $.10 per share. No shares of such preferred stock have been authorized for issuance by our board of directors, and we have no present plans to issue any such shares. In the event that the board of directors issues shares of serial preferred stock, it may exercise its discretion in establishing the terms of such preferred stock.

         Our board of directors may determine the voting rights, if any, of the series of preferred stock being issued, including the right to:

•	vote separately or as a single class with the common stock and/or other series of preferred stock;

•	have more or less voting power per share than that possessed by the common stock or other series of preferred stock; and

•	vote on specified matters presented to the shareholders or on all of such matters or upon the occurrence of any specified event or condition.

         If our company liquidates, dissolves or winds up, the holders of our preferred stock may be entitled to receive preferential cash distributions fixed by our board of directors when creating the particular preferred stock series before the holders of our common stock are entitled to receive anything. Preferred stock authorized by our board of directors could be redeemable or convertible into shares of any other class or series of our stock.

         The issuance of preferred stock by our board of directors could adversely affect the rights of holders of the common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers.

Stock Option Plan

         Our board of directors adopted the 2000 Stock Option Plan effective January 1, 2001. Our stockholders formally approved the 2000 Stock Option Plan on February 14, 2001.

Summary of 2000 Plan

         The following is a summary of certain provisions of the 2000 Stock Option Plan:

Administration

         Either our board of directors or a committee appointed by our board of directors may administer the 2000 Stock Option Plan.

Eligibility

         Nonqualified Options. Nonqualified options may be granted only to our officers, directors, including our non-employee directors, employees and advisors who, in the judgment of the committee, are responsible for our management or our success and who, at the time of the granting of the nonqualified options, are our officers, directors, employees or advisors.

         Incentive Options. Incentive stock options may be granted only to our employees who, in the judgment of the committee or our board of directors, are responsible for our management or our success and who, at the time of the granting of the incentive stock option, are also our employees. No incentive stock option may be granted under the 2000 Stock Option Plan to any individual who would, immediately before the grant of such incentive stock option, directly or indirectly, own more than 10% of the total combined voting power of all classes of our capital stock unless:

•	such incentive stock option is granted at an option price not less than 110% of the fair market value of the shares on the date the incentive stock option is granted; and

•	such incentive stock option expires on a date not later than five years from the date the incentive stock option is granted.

Option Price

         The purchase price as represented by our common stock offered under the 2000 Stock Option Plan must be at least 100% of the fair market value of our common stock (if the option is an incentive stock option), or at least 25% of the fair market value of our common stock at the time the option is granted (if the option is a nonqualified option), or such higher purchase price as may be determined by the committee or our board of directors at the time of grant. If, however, we grant an incentive stock option to an individual who would, immediately before the grant, directly or indirectly own more than 10% of the total combined voting power of all of our classes of stock, the purchase price of the shares of our common stock covered by such incentive stock option may not be less than 110% of the fair market value of such shares on the day the incentive stock option is granted. As the price of our common stock is currently quoted on the OTC Bulletin Board, the fair market value of our common stock underlying options granted under the 2000 Stock Option Plan shall be the last closing sale price of our common stock on the day the options are granted. If there is no market price for our common stock, then our board of directors and the committee may, after taking all relevant facts into consideration, determine the fair market value of our common stock.

Exercise of Options

         An option holder under the 2000 Stock Option Plan may exercise his or her option in whole or in part as provided under the terms of the grant, but in no event shall an option be exercisable after the expiration of ten years from the grant date. An option holder may not exercise any option after the option holder ceases to be one of our employees except in the case of disability or death. Our committee may, however, extend the right of exercise up to three months after the date of termination of the option holder’s employment with us. If we terminate an option holder’s employment by reason of disability, the committee or our board of directors may extend the exercise period for a specified period, generally one year, following the date of termination of the option holder’s employment. If an option holder dies while in our employ and the option holder has not fully exercised his or her options, the options may be exercised in whole or in part at any time within one year after the option holder’s death by the executors or administrators of the option holder’s estate or by any person or persons who acquired the option directly from the option holder by bequest or inheritance.

         In the event of the death of an employee or consultant while in our employ, the committee or our board of directors is authorized to accelerate the exercisability of all outstanding options under the 2000 Stock Option Plan.

         Under the 2000 Stock Option Plan, we may grant one or more options to an individual, as long as the aggregate fair market value of the shares covered by incentive options exercisable for the first time during any calendar year shall not exceed $100,000.

Acceleration and Exercise Upon Change of Control

         All option holders’ unvested options automatically will become exercisable in the event of a change of control of our company as defined in the 2000 Stock Option Plan.

Payment For Option Shares

         An option holder may exercise his or her options by delivering written notice to us at our principal office setting forth the number of shares with respect to which the option is to be exercised, together with cash or certified check payable to us for an amount equal to the option price of such shares. We may not issue any shares underlying an option grant until full payment has been made of all amounts due. We will deliver a certificate or certificates representing the number of shares purchased as soon as practicable after payment is received. Our board of directors or the committee may, in its discretion, permit the holder of an option to pay all or a portion of the exercise price by a simultaneous sale of our common stock to be issued upon exercise of an option pursuant to a brokerage or similar arrangement.

Termination of the 2000 Stock Option Plan

         The 2000 Stock Option Plan will terminate on December 1, 2010, unless our board of directors terminates the 2000 Stock Option Plan prior to its expiration date. Any option outstanding under the 2000 Stock Option Plan at the time of termination shall remain in effect until the option is exercised or expires.

Amendment of the 2000 Stock Option Plan

         Our board of directors may at any time modify or amend the 2000 Stock Option Plan without obtaining the approval of our shareholders as it shall deem advisable to comply with Section 422 of the Internal Revenue Code or Rule 16b-3 of the Securities and Exchange Act of 1934, as amended, or in any other respect.

Transferability of Options

         An option holder may not assign any option under the 2000 Stock Option Plan other than by will or the laws of descent and distribution or if our board of directors or the committee agrees otherwise.

Issuance and Reservation of Shares

         We have issued options to purchase an aggregate of 4,914,501 shares of our common stock. We have reserved a total of 7,000,000 shares of our common stock for issuance under the 2000 Stock Option Plan.

Interests of Named Experts and Counsel

         None.

Description of Property

         We lease 1,290 square feet of office space in Phoenix, Arizona for our corporate offices. The lease for the Phoenix facility expires September 30, 2001 and is at a rental rate of $5,832 per month. Additionally, we lease 1,551 square feet of office space in San Jose, California for our research and development efforts. The San Jose lease expires August 31, 2003, is non-cancelable and is at a rental rate that ranges from $3,878 to $4,275 per month, plus increases in operating expenses.

Certain Relationships and Related Transactions

         During fiscal 2000, we loaned our Chairman, Lou L. Ross, $200,000, for which he signed a nine percent (9%) note payable to us, with a due date of December 1, 2000. As of September 30, 2000, we had recorded interest income and accrued interest receivable of $9,275. We extended the term of the note with Mr. Ross to December 1, 2001.

         Between September 1999 and December 1999, Mr. Ross purchased from us a total of 1,580,040 shares of restricted common stock in exchange for 840,000 shares of our common stock that he had held for more than one year. In connection with this transaction, we agreed to pay to Mr. Ross 4% of our gross revenue. Effective August 16, 2001, Mr. Ross has agreed to waive his right to receive 4% of our gross revenue in consideration for additional equity consideration to be determined by our board of directors. In connection with the foregoing transaction, our financial statements reflect cash collections of $750,000 and $100,000 for fiscal 2000 and 1999, respectively. Restricted common stock issued in connection with the foregoing transaction totaled 4,893,600 shares in fiscal 2000 and 85,144 shares in fiscal 1999.

         We entered into a twelve-month import/export agreement, expiring in January, 2002, with E4world Corp., an entity in which one of our directors, Dr. Richard Kim, is also a Chairman of the Board of Directors. E4world has committed to provide us with purchase orders from U.S. buyers/distributors for the purchase of an aggregate of $10 million worth of Korean-manufactured personal computer/electronic components over the course of the twelve-month term of the agreement. E4world negotiates and secures non-cancelable purchase orders from U.S. distributors on our behalf. We, in turn, take these purchase orders to the Korean manufacturers and purchase the products directly from such manufacturers and then resell these products to the U.S. distributors in accordance with the terms of the non-cancelable purchase orders. We obtain all of the gross revenues from the sale of these products to the U.S. distributors and then we pay E4world a commission on all sales made to U.S. distributors pursuant to the non-cancelable purchase orders. Our profit stems from the mark-up of Korean-manufactured goods we sell to the U.S. distributors. In consideration for E4world’s commitment to provide us with $10 million worth of import/export business, we have advanced $100,000 to E4world as prepayment of future commissions, which is evidenced by a note bearing interest at the rate of 12% per annum on the amount advanced but not yet earned as commissions. As of August 2001, we have obtained one million dollars worth of import/export business from E4world. Although we may receive more import/export business from E4world, we do not anticipate reaching $10 million worth by the end of the term of the agreement. Consequently, we are pursuing collection of the note for $100,000, including any and all accrued interest, for unearned commissions.

         Mr. Majid Hashemi, our former Group President, received one million restricted shares of our common stock in September, 2000, while he was under agreement as an independent contractor with us. Mr. Hashemi’s independent contractor agreement also called for the issuance of 250,000 shares of our common stock each on December 1, 2000, February 1, 2001 and April 1, 2001. Mr. Hashemi is required to return any and all of our stock issued to him and forfeit his rights to purchase additional stock in our company in the event that he is terminated for any reason other than death on or before January 1, 2003.

         Effective December 1, 2000, Mr. Hashemi became our employee under a one year, self renewing employment agreement with a base annual salary of $252,000. The 1,325,000 shares of restricted common stock previously granted to him was then exchanged for options to purchase 2,100,000 and 666,700 shares of common stock at per share exercise prices of $.46 and $.29, respectively. These exercise prices represented 25% of the fair market value of the common stock on December 1, 2000 and January 1, 2001, respectively. Compensation expense of approximately $3.4 million for these below market option grants was recorded in the quarter ended December 31, 2000 of our financial statements.

         Mr. Vernon Traylor was an independent contractor with us and served as a member of our Board of Directors from March, 1998 to August, 2000. During his service as an independent contractor and director, he received equity compensation of $531,360 worth of our common stock in calendar year 2000 and $216,000 worth of our common stock in 1999, in addition to cash compensation of $117,591 and $68,700 in 2000 and 1999, respectively.

Executive Compensation

         The following table lists the total compensation for our Chief Executive Officer and Corporate Secretary, and each other executive officer whose total salary and non-cash compensation exceeded $100,000 for fiscal 2000, 1999 and 1998.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

						Securities
				Other		Under-
				Annual	Restricted	lying		All other
				Compen-	Stock	Options/	LTIP	Compen-
Name and		Salary(1)	Bonus	sation	Award(s)	SARs	Payout	sation
Principal Position	Year	($)	($)	($)	($)	(#)	($)	($)

Lou L. Ross, CEO	2000	110,591	—	—	—	—	—	—

and Chairman	1999	14,600	—	157,500 (2)	—	—	—	—

	1998	2,500	—	—	—	—	—	—

Majid Hashemi (3)	2000	238,500	—	9,082,239 (2)	—	—	—	—

Vernon M. Traylor(4)	2000	117,591	—	531,360 (2)	—	—	—	—

	1999	68,700	—	216,000 (2)	—	—	—	—

	1998	22,500	—	55,000	—	—	—	—

(1)	Amounts shown include compensation we paid pursuant to independent contractor arrangements.

(2)	Restricted common stock valued at ninety percent of the closing sales price for the common stock on the date of issuance, issued in lieu of cash compensation.

(3)	Effective August 2001, Mr. Hashemi left the employ of our company.

(4)	Effective August 1, 2000, Mr. Traylor is no longer under contract with us.

         Our current officers that are not required to be listed in the foregoing table are: Sam Carr, Chief Financial Officer and Michael Grollman, President. Mr. Carr’s and Mr. Grollman’s respective employment agreements are summarized below.

Compensation/Employment Agreements

         Throughout fiscal 2000, we engaged Mr. Ross as an independent contractor. We have an arrangement with Mr. Ross that includes compensation of $9,500 per month, subject to our cash availability. In addition, in connection with an equity transaction in September 1999, Mr. Ross received the right to collect 4% of our gross revenues. However, Mr. Ross has waived that right as of March 31, 2001 for all past and current gross revenues. Effective December 1, 2000, Mr. Ross became one of our full time employees. We are in the process of negotiating the terms of his employment agreement.

         We appointed Mr. Hashemi as our President on September 1, 2000. Effective that date, we also contracted with Mr. Hashemi as an independent contractor, with an annual base compensation of $240,000, plus $12,000 annually to assist in the purchase of health insurance and other benefits. We entered into a one-year contract with Mr. Hashemi, with automatic renewals for terms of one year unless either Mr. Hashemi or we terminate the contract. On September 1, 2000 we paid Mr. Hashemi $100,000 as an initial payment for contracting with us. He also received 1.0 million restricted shares of our common stock in September, 2000. Mr. Hashemi’s independent contractor contract also called for the issuance of 250,000 shares of stock each on December 1, 2000, February 1, 2001 and April 1, 2001. Mr. Hashemi must return any and all of our stock issued to him and forfeit his rights to purchase additional stock in our company in the event that he is terminated for any reason other than death on or before January 1, 2003.

         Effective December 1, 2000, Mr. Hashemi became our employee under a one year, self renewing employment agreement with a base annual salary of $252,000. The 1,325,000 shares of restricted common stock previously granted to him have been exchanged for options to purchase 2,100,000 and 666,700 shares of common stock at per share exercise prices of $.46 and $.29, respectively. These exercise prices represented 25% of the fair market value of the common stock on December 1, 2000 and January 1, 2001, respectively. Compensation expense of approximately $3.4 million for these below market option grants was recorded in the quarter ended December 31, 2000. In the event we terminate Mr. Hashemi’s employment following a change in control or a sale of substantially all of our assets, Mr. Hashemi would receive one hundred fifty percent (150%) of his then current year’s annual salary. Effective August 2001, Mr. Hashemi left the employ of the Company.

         Mr. Grollman served as one of our independent contractors from October 7, 2000 until November 30, 2000. Effective December 1, 2000, we employed Mr. Grollman under a one year employment agreement to serve as our Chief Operating Officer. We appointed Mr. Grollman our President in April, 2001. His employment agreement automatically renews for additional one-year terms unless either party terminates it before the renewal. Mr. Grollman’s employment agreement calls for an annual gross salary of $180,000.00, payable semi-monthly. As part of his employment agreement, we granted Mr. Grollman 100,000 restricted shares of our common stock on December 1, 2000. Also on December 1, 2000, we granted Mr. Grollman fully vested options to purchase 500,000 shares of our common stock at the closing sale price as of December 1, 2000. We have included additional option grants in Mr. Grollman’s employment agreement for each whole dollar amount increase in the market value of our common stock. The whole dollar amount increase is measured over a moving two-week average. For each whole dollar amount attained between $1 and $15 inclusive, Mr. Grollman will receive 75,000 options at the whole dollar amount option price. Mr. Grollman’s employment agreement contemplates the granting of additional options at various but declining levels for increases in stock value up to $50 per share of our common stock. Mr. Grollman has received an option to purchase 75,000 shares of our common stock at $2.00 per share and an option to purchase 75,000 shares of our common stock at $3.00 per share pursuant to his employment agreement. In the event of a change in control or sale of substantially all of our assets, our employment agreement with Mr. Grollman automatically terminates, and Mr. Grollman will receive 150% of his then current year’s annual salary.

         Mr. Carr served as one of our independent employment contractors from October 15, 2000 until November 30, 2000. Effective December 1, 2000, we employed Mr. Carr under a one-year employment agreement as our Chief Financial Officer. The employment agreement automatically renews for additional one-year terms unless either party terminates it prior to renewal. Mr. Carr’s employment agreement calls for an annual gross salary of $180,000, payable semi-monthly. Also in accordance with his employment agreement, on December 1, 2000, we granted Mr. Carr vested options to purchase 100,000 shares of our common stock at a price equal to 25% of the closing price per share on December 1, 2000. Also on December 1, 2000, we granted Mr. Carr 500,000 fully vested options to purchase shares of our common stock at the closing sale price of the shares on December 1, 2000. We have included additional option grants in Mr. Carr’s employment agreement for each whole dollar amount increase in the market value of our common stock. The whole dollar amount increase is measured over a moving two-week average. For each whole dollar amount attained between $1 and $15 inclusive, Mr. Carr will receive 75,000 options at the whole dollar amount option price. Mr. Carr’s employment agreement contemplates the granting of additional options at various but declining levels for increases in stock value up to $50 per share of our common stock. Mr. Carr has received an option to purchase 75,000 shares of our common stock at $2.00 per share and an option to purchase 75,000 shares of our common stock at $3.00 per share pursuant to his employment agreement. In the event of a change in control or sale of substantially all our assets, our employment agreement with Mr. Carr automatically terminates, and Mr. Carr will receive 150% of the then current year’s annual salary.

Changes in and Disagreements with Accountants
on Accounting and Financial Disclosure

         None.

Where You Can Find More Information

         We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC’s web site at http:www.sec.gov.

         Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

         You should only rely upon the information included in or incorporated by reference into this prospectus, the exhibits to the prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

         We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

NATIONAL SCIENTIFIC CORPORATION

Financial Statements

Report of Independent Public Accountants

Board of Directors
National Scientific Corporation

         We have audited the accompanying balance sheets of National Scientific Corporation (a development stage Company) as of September 30, 2000 and 1999, and the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended September 30, 2000 and from September 30, 1997 (inception of development stage) through September 30, 2000. These financial statements are the responsibility of National Scientific’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements present fairly, in all material respects, the financial position of National Scientific Corporation as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2000 and from September 30, 1997 (inception of development stage) through September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that National Scientific will continue as a going concern. As discussed in Note 2 to the financial statements, National Scientific is in the development stage, has not yet generated significant revenues and is dependent upon raising capital from investors. Additionally, National Scientific has incurred aggregate losses during the past two years of over $9,500,000. These matters raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Hurley & Company

Granada Hills, CA
December 1, 2000

Except Note 8, which is dated August 13, 2001.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Balance Sheets
September 30, 2000 and 1999

	2000	1999

ASSETS

Current Assets:

Cash and cash equivalents	$2,584,900	$62,185

Loan to officer	200,000	—

Other assets	105,556	—

Total current assets	2,890,456	62,185

Property and equipment, net	7,397	3,340

	$2,897,853	$65,525

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current Liabilities

Accounts payable and accrued expenses	$25,954	$19,917

Accrued interest	—	8,530

Total current liabilities	25,954	28,447

Long term note payable	—	110,000

Commitments, contingencies and subsequent events (see notes)

Shareholders’ equity (deficit):

Common stock, par value $.01; 80,000,000 shares authorized, 47,195,768 and 36,544,289 shares issued and outstanding at September 30, 2000 and 1999, respectively	471,958	365,443

Additional paid-in capital	18,799,420	3,678,315

Less deferred stock compensation	(3,712,500)	—

Accumulated deficit	(12,686,979)	(4,111,680)

	2,871,899	(67,922)

Receivable for return of stock	—	(5,000)

Total shareholders’ equity (deficit)	2,871,899	(72,922)

	$2,897,853	$65,525

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Operations
For the Years Ended September 30, 2000, 1999, and Development Stage

			Development
	2000	1999	Stage

Revenues	$—	$—	$—

Costs and expenses

Consulting fees, related party	6,960,170	700,420	7,736,315

Salaries and benefits	—	—	73,706

Research and development	1,433,751	130,463	1,885,281

Stock compensation	50,320	40,916	155,276

Other	197,536	65,398	469,797

Total costs and expenses	8,641,777	937,197	10,320,375

Loss from operations	(8,641,777)	(937,197)	(10,320,375)

Other income (expense)

Interest and other income	71,667	1,280	72,947

Interest expense	(5,189)	(8,538)	(16,316)

Loss on disposal of assets	—	—	(28,555)

	66,478	(7,258)	28,076

Net loss	$(8,575,299)	$(944,455)	$(10,292,299)

Net loss per common share, basic and diluted	$(0.20)	$(0.03)

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity (Deficit)
For the Years Ended September 30, 2000, 1999 and Development Stage

	Common Stock		Preferred Stock

	Number of	Par	Number of	Par	Additional	Accumulated
	Shares	Value	Shares	Value	Paid-In Capital	Deficit	Total

Balance, September 30, 1999	36,544,289	$365,443	—	$—	$3,678,315	$(4,111,680)	$(67,922)

Stock and options issued for services

Price per share ranged

$0.18 to $0.85	775,000	7,750	—	—	397,620	—	405,370

$1.74 to $2.70	606,797	6,067	—	—	1,071,028	—	1,077,095

$3.26 to $4.50	139,000	1,390	—	—	457,884	—	459,274

$5.12 to $6.92	236,832	2,369	—	—	1,411,591	—	1,413,960

$7.43 to $8.80	1,060,000	10,600	—	—	7,929,921	—	7,940,521

Deferred stock compensation	—	—	—	—	(3,712,500)	—	(3,712,500)

Private placement sold at:

$0.11	2,430,000	24,300	—	—	245,700	—	270,000

$0.25	360,000	3,600	—	—	86,400	—	90,000

$0.40	975,000	9,750	—	—	380,250	—	390,000

Exercise of options and warrants

$0.05 to $0.10	348,000	3,480	—	—	30,670	—	34,150

$1.00	2,972,250	29,723	—	—	2,942,527	—	2,972,250

$1.50	120,000	1,200	—	—	178,800	—	180,000

Retired stock to collateralize loan	(500,000)	(5,000)	—	—	—	—	(5,000)

Stock converted by director family member	1,128,600	11,286	—	—	(11,286)	—	—

Net loss	—	—	—	—	—	(8,575,299)	(8,575,299)

Balance, September 30, 2000	47,195,768	$471,958	—	$—	$15,086,920	$(12,686,979)	$2,871,899

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
For the Years Ended September 30, 2000, 1999 and Development Stage

	Common Stock		Preferred Stock

	Number of	Par	Number of	Par	Additional	Accumulated
	Shares	Value	Shares	Value	Paid-In Capital	Deficit	Total

Balance, September 30, 1998	25,331,849	$253,318	15,000	$1,500	$2,823,491	$(3,167,225)	$(88,916)

Stock and options issued for services

Price per share ranged

$0.09 to $0.18	3,020,000	30,200	—	—	528,239	—	558,439

$0.20 to $0.29	145,000	1,450	—	—	33,110	—	34,560

Preferred stock offering at: $5.00	—	—	47,000	4,700	230,300	—	235,000

Preferred stock conversion	6,200,000	62,000	(62,000)	(6,200)	(55,800)	—	—

Private placement at: $0.25	400,000	4,000	—	—	96,000	—	100,000

Exercise of options and warrants $0.02 to $0.10	496,000	4,960	—	—	27,490	—	32,450

Issued stock to collateralize loan	500,000	5,000	—	—	—	—	5,000

Stock converted by director family member	451,440	4,515	—	—	(4,515)	—	—

Net loss	—	—	—	—	—	(944,455)	(944,455)

Balance, September 30, 1999	36,544,289	$365,443	—	$—	$3,678,315	$(4,111,680)	$(67,922)

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
For the Years Ended September 30, 2000, 1999 and Development Stage

	Common Stock		Preferred Stock

	Number of	Par	Number of	Par	Additional	Accumulated	Development
	Shares	Value	Shares	Value	Paid-In Capital	Deficit	Stage Deficit	Total

Balance, September 30, 1997	17,847,292	$178,473	—	$—	$2,160,780	$(2,394,680)	$—	$(55,427)

Stock issued for services	3,487,557	34,875	—	—	335,473	—	—	370,348

Private placement of preferred stock	—	—	49,500	4,950	242,550	—	—	247,500

Exercise of warrants and options	547,000	5,470	—	—	100,888	—	—	106,358

Conversion of preferred to common stock	3,450,000	34,500	(34,500)	(3,450)	(31,050)	—	—	—

Contributed capital	—	—	—	—	14,850	—	—	14,850

Net loss	—	—	—	—	—	—	(772,545)	(772,545)

Balance, September 30, 1998	25,331,849	$253,318	15,000	$1,500	$2,823,491	$(2,394,680)	$(772,545)	$(88,916)

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Cash Flows
For the Years Ended September 30, 2000, 1999 and Development Stage

	2000	1999	Development Stage

Cash flows from operating activities:

Net loss	$(8,575,299)	$(944,455)	$(10,292,299)

Adjustments to reconcile net loss to net cash used in operating activities:

Noncash transactions:

Depreciation	1,792	1,336	10,019

Loss on disposal of assets	—	—	28,555

Stock issued for services	7,583,720	592,999	8,547,067

Changes in assets and liabilities:

Decrease in receivables	—	12,500	30,000

Increase in other assets	(105,556)	—	(94,985)

Increase in accounts payable and accrued expenses	6,037	2,090	3,375

Increase (decrease) in accrued interest	(8,530)	8,530	—

Net cash used in operating activities	(1,097,856)	(327,000)	(1,768,268)

Cash flows from investing activities:

Acquisition of property and equipment	(5,849)	—	(5,849)

Proceeds from the sale of furniture and equipment	—	—	4,660

Loan to officer	(200,000)	—	(200,000)

Net cash used in investing activities	(205,849)	—	(201,189)

Cash flows from financing activities:

Repayment of long-term note payable	(110,000)	—	(110,000)

Repayment of shareholder loans	—	—	(10,000)

Repayment of capital lease obligations	—	—	(1,819)

Proceeds from the issuance of preferred stock	—	235,000	482,500

	2000	1999	Development Stage

Proceeds from issuance of common stock	3,936,400	132,450	4,190,058

Net cash provided by financing activities	3,826,400	367,450	4,560,739

Net increase in cash and cash equivalents	2,522,715	40,450	2,581,282

Cash and cash equivalents, beginning of year	62,185	21,735	3,618

Cash and cash equivalents, end of year	$2,584,900	$62,185	$2,584,900

Supplementary Disclosure of Cash Flow Information Cash paid during the year for interest	$13,719	$8	$16,316

Cash paid during the year for income taxes	$—	$—	$—

Summary of Non-Cash Investing and Financing Activities

         During 1999, National Scientific issued 451,440 shares of restricted common stock to a Director’s family member in consideration of the family members’ transfer of 320,000 shares of unrestricted common stock to investors in connection with a Company private placement.

         During 1998, National Scientific sold equipment for $4,660 in cash, with the purchaser assuming $9,252 in lease obligations.

See accompanying notes to financial statements

NATIONAL SCIENTIFIC CORPORATION
Notes to Financial Statements
For the Years Ended September 30, 2000 and 1999

1.	Summary of Significant Accounting Policies.

The following is a summary of the significant accounting policies followed by National Scientific Corporation (the “Company” or “NSC”). The policies conform with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         a.     Operations.

         The Company was incorporated in Texas on June 22, 1953, as American Mortgage Co. On May 16, 1996, the Company changed its name to National Scientific Corporation. During 1996, the Company acquired the operations of Eden Systems, Inc. as a wholly-owned subsidiary. Eden was engaged in water treatment and the retailing of cleaning products. Eden’ s operations were sold on September 30, 1997. As such, management now considers NSC to be in the development stage. Since September 30, 1997, the Company has engaged its efforts in the research and development of semiconductor proprietary technology and processes and in raising capital to fund its operations and research.

         b.     Cash Equivalents.

         Cash equivalents include money market accounts and other short-term investments with an original maturity of three months or less. At September 30, 2000, the Company had cash of approximately $2,585,000, which exceeded federally insured limits.

         c.     Property and Equipment.

         Property and equipment are recorded at cost and are being depreciated over estimated useful lives of three to five years using the straight-line method.

         d.     Advertising and Promotion Costs.

         Advertising and promotion costs, which totaled $17,512 in 2000 and $3,476 in 1999 are expensed as incurred.

         e.     Stock Options.

         The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recorded when the exercise price of the option equals the market price of the underlying stock on the date of the grant. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation.”

         f.     Income Taxes.

         Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, “Accounting For Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         g.     Research and Development/Patents.

         Both research and development and the costs associated with obtaining patents have been expensed as incurred. Patent costs are expensed, since the Company has not yet developed products, which have gained market acceptance.

         h.     Net Loss Per Share.

         Net loss per share is computed by dividing the loss attributable to common shareholders by the weighted average number of shares outstanding during the period, which were 43,707,159 and 31,111,746 for the years ended September 30, 2000 and 1999, respectively. Stock options and warrants are considered antidilutive and were not considered in the calculation.

2.	Development Stage Operations and Going Concern Uncertainty.

While in the development stage, the Company experienced significant operating losses during 2000 and 1999, of approximately $8,600,000 and $1,000,000, respectively, which raise substantial doubt about the Company’s ability to continue as a going concern. Of the total net operating losses, approximately $7,600,000 and $600,000 related to stock issued for services in 2000 and 1999, respectively.

During the year ended September 30, 2000, the Company raised approximately $3,900,000 from sale of its common stock; and subsequent to September 30, 2000 has raised an additional $577,450 from the exercise of common stock warrants. Management believes that its current cash position (over $2,500,000 at September 30, 2000) will be adequate to fund operations and research for the next fiscal year, until the Company can generate revenues. The Company is also seeking other financing sources that will further enhance its liquidity. However, there can be no assurance that these actions will be successful. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of the recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

3.	Property and Equipment.

Property and equipment consists of the following at September 30, 2000 and 1999:

	2000	1999

Computer equipment	$8,906	3,057

Office furniture	3,623	3,623

	12,529	6,680

Less: accumulated depreciation	5,132	3,340

	$7,397	3,340

4.	Long-Term Note Payable.

In February 1999, the Company issued a $110,000 promissory note to an individual, who had previously loaned money to Eden Systems, Inc., the Company’s former subsidiary. The loan’s terms provided for interest at 10% per annum through December 31, 2000, at which time all interest and principal were due. The loan was secured by 500,000 shares of the Company’s common stock. The Company repaid the loan in March, 2000, and redeemed the 500,000 shares of common stock.

5.	Private Placement of Common and Preferred Stock.

On March 15, 1998, the Company offered $250,000 of preferred stock at $5,000 per unit. Each unit consisted of 1,000 shares of convertible preferred stock and 100,000 Class A common stock purchase warrants. The preferred stock was non-voting and each unit was convertible into 100,000 shares of common stock. The A warrants are exercisable at $1 per share and were to expire March 15, 2000. On October 8, 1998, the Company elected to offer an additional 50 units under the terms of the March 15, 1998 offering. The offering expired July 31, 1999. In conjunction with this offering, the expiration date of the warrants was extended until December 31, 2000. All preferred stock was converted to common stock at September 30, 1999. This offering resulted in net proceeds to the Company of $482,500.

On August 1, 1999, the Company commenced a $300,000 offering at $10,000 per unit. Each unit consisted of 30,000 shares of unrestricted common stock that was to be transferred to the investor by the spouse of the Chairman of the Company, 40,000 shares of restricted common stock and 50,000 Class A common stock warrants. The Class A warrants are exercisable at $1.50 per share and expire on December 31, 2001. The offering was amended twice and each unit was revised to consist of 5,000 shares of unrestricted common stock to be transferred to investors by the spouse of the Chairman of the Company, 25,000 shares of restricted common stock and 50,000 warrants. The offering generated $750,000 to the Company from the sale of 3,765,000 shares of common stock.

In consideration of the transfer by the spouse of the Chairman of the Company of an aggregate of 840,000 shares of common stock owned by her in connection with the foregoing offering, the Company agreed to issue to its Chairman 1,580,040 shares of restricted common stock and agreed that the Chairman would receive 4% of all future corporate gross revenues generated from the sale of the Company’s products. In connection with the foregoing transaction, the Company’s financial statements reflect cash collections of $750,000 and $100,000 for fiscal 2000 and 1999, respectively. Restricted common stock issued in connection with the foregoing transaction totaled 4,893,600 shares for fiscal 2000 and 85,144 shares for fiscal 1999.

In conjunction with the August 1, 1999 offering, the Company agreed to issue one share of common stock to two key consultants for each dollar raised, provided the offering generated a minimum of $150,000. The maximum number of shares to be issued to each consultant was 300,000. A liability of $15,000 was accrued for issuance of the stock at September 30, 1999. Since the offering was successful, 600,000 shares of restricted common stock were issued that were valued at $1,062,720. The Company also issued 300,000 shares to a key consultant during the year ended September 30, 2000 in conjunction with attaining goals related to the Company’s stock.

During the fiscal year ended September 30, 2000, 2,972,250 warrants to purchase common stock were exercised at an exercise price of $1.00 per share each and 120,000 warrants to purchase common stock were exercised at an exercise price of $1.50 per share each generating a total of $3,152,250.

6.	Lease Commitments.

The Company leases its headquarters in Phoenix, under a non-cancelable operating lease, which expires on September 30, 2001. The lease requires monthly payments of $4,320 plus sales taxes and contains no renewal or purchase options. On August 17, 2000 the Company entered into a three-year non-cancelable operating lease for the San Jose office, which expires on August 31, 2003. The lease requires monthly payments which range from $3,878 to $4,275 plus increases in operating expenses. It contains no renewal or purchase options.

Future minimum lease obligations at September 30, 2000 are as follows:

Year ending September 30,
2001	$98,569

2002	49,056

2003	47,025

$194,650

         Rent expense for the years ended September 30, 2000 and 1999 was approximately $32,840 and $26,500, respectively.

7.	Income Taxes.

Deferred income taxes consist of the following at September 30, 2000 and 1999:

	2000	1999

Tax Benefit of net operating loss carryforwards and startup costs	$3,860,000	$430,000

Valuation allowance	(3,860,000)	(430,000)

	$—	$—

A reconciliation of expected to actual taxes follows:

Expected federal and state tax recovery at 40%	$(3,430,000)	$(379,000)

Tax benefits not realized – valuation allowance	3,430,000	379,000

Financial statement recovery of income taxes	$—	$—

The Company has recorded valuation allowances to offset the value of deferred tax assets, since it has recorded losses from operations since 1996 and the utilization of those assets is uncertain. During fiscal 2000 and 1999, the valuation allowance increased by $3,430,000 and $379,000 respectively.

The Company has net operating loss carryforwards of approximately $9,650,000 at September 30, 2000, which may be used to offset future federal taxable income through 2020 and state taxable income through 2005.

Due to changes in ownership during 1996, the Company expects that the availability of losses generated prior to that time will not be significant. Valuation allowances would be recorded to offset any value assigned, since the Company is in the development stage and has recorded losses from operations for several years.

8.	Related Party Transactions.

The Company incurred professional and consulting fees, in connection with product research and development and operations of approximately $11,804,000 and $793,000 to various officers and key consultants of the Company during the years ended September 30, 2000 and 1999, respectively. Of this amount, $3,712,500 is being deferred and amortized over the term of the employment contract as noted below.

The above fees have been restated as of August 13, 2001 to reflect a 10% discount (originally recorded as a 50% discount) from the market price of the common stock to allow for the lack of liquidity and market uncertainty of issued restricted shares in lieu of cash. This change in estimate was to increase the value of the stock, related compensation and the net loss for the year by $4,055,962 and $245,370 in fiscal years 2000 and 1999, respectively. Net loss per share amounts for fiscal years 2000 and 1999 were originally reported as $(.10) and $(.02), respectively, have been restated to be $(.20) and $(.03), respectively.

For the two years ended September 30, 2000 and the two months ended November 30, 2000, the Company purchased services from officers and consultants under independent contractor agreements. The Company did not have any employees during this period, and as a result, reported no salaries and benefits expense. Compensation to officers and consultants has been recorded as “Consulting fees, related party” or “Research and development” according to the nature of the expense.

On September 1, 2000, Dr. Majid Hashemi became President of the Company, and as partial compensation for his independent contractor agreement to serve as President and Chief Technical Officer, he was issued 1,000,000 shares of common stock, (restricted by Rule 144), valued at $7,425,000. As a result of this transaction, stock compensation expense in the amount of $3,712,500 was recorded in the year ended September 30, 2000. The balance of $3,712,500 is being deferred and amortized over the three-year term of Dr. Hashemi’s employment contract.

Loan to officer consists of a $200,000, 10% promissory note from its chairman due December 1, 2000. As of September 30, 2000, the Company has recorded interest income and accrued interest receivable of $9,275. In December 2000, the Board authorized the extension of the loan to officer until December 1, 2001.

Substantially all officers have employment contracts, many of which include termination clauses and the granting of stock or options.

9.	Sale of Subsidiaries.

Effective September 30, 1997, the Company sold its interest in both the water treatment and retail divisions of Eden Systems, Inc. The Company was to receive a down payment of $25,000 and additional payments based upon a percentage of the future sales generated by Eden’s acquirers. The Company received $25,000 from the sale during the year ended September 30, 1997 and $12,500 during the year ended September 30, 1999. No additional payments have been received since that time, nor does management expect to receive any additional payments related to the sale.

10.	Disclosures About Fair Value of Financial Instruments.

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular instrument. Changes in assumptions could significantly affect the estimates.

Since the fair value is estimated as of September 30, 2000, the amounts that will actually be realized or paid at settlement of the instruments could be significantly different.

The carrying amount of cash and cash equivalents is assumed to be their fair value because of the liquidity of these instruments. Accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The recorded balance of the note receivable from an officer is assumed to be the fair value, since the rate specified in the note approximates current market rates.

11.	Stock Options.

The Company from time to time issues stock options for the purchase of restricted stock to directors, officers, employees and consultants. The Company does not have a qualified stock option plan for its executives and employees.

The Company adopted Statement of Financial Accounting Standards No. 123 (FAS 123), “Accounting for Stock-Based Compensation,” which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Under the terms of the Company’s stock options granted to certain directors, officers and consultants, the Board of Directors, at its sole discretion, will determine when certain options granted shall be fully vested and exercisable. At September 30, 2000, all outstanding stock options were vested, and fully exercised.

In accordance with FAS 123, which was effective as of January 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions used for grants in all years; dividend yield of 0%, risk-free interest rate of 6%, and expected option life of 2.5 years. Expected volatility was assumed to be 50% in both 1999 and 2000.

		Weighted
		Average	Weighted
	Number	Exercise	Average
	of Shares	Price	Fair Value

Options Outstanding, September 30, 1998	318,000	.09	.18

Granted	270,000	.09	.17

Exercised	(496,000)	.10	.16

Canceled	—	—	—

Options Outstanding, September 30, 1999	92,000	.09	.17

Granted	256,000	.10	.19
Exercised	(348,000)	.10	.17

Canceled	—	—	—

Options Outstanding, September 30, 2000	—

12.	Subsequent Events.

On November 13, 2000, the Company filed a legal action against a former director and officer of Company and his spouse. The Company’s complaint alleges that certain sales and subsequent purchases of the Company’s common stock are in violation of §16(b) of the Securities and Exchange Act of 1934, 15 U.S.C. §78p(b). The Company claims that both the sale and purchase transactions were ordered and completed within a six-month restriction period. Section §16 (b) of the Act requires that any profits realized by an officer and or director from the purchase and sale within a six month period are subject to disgorgement and must be returned to the Company. The Company has asked for an accounting of these transactions and disgorgement of any profits made on the sales and purchases of the Company’s common stock within the restricted time period.

Effective December 1, 2000, the Company began employing its management team. During the two fiscal years ended September 30, 2000, and the two months ended November 30, 2000, the Company purchased services from the officers, researchers and other as independent contractors. Effective December 1, 2000 the Company began employing a total of eight individuals, including the executive team. Compensation to the independent contractors prior to December 1, 2000 has been reported as “Consulting fees, related party” in the accompanying financial statements.

In December 2000, the Board of Directors of the Company approved the Company’s 2000 Stock Option Plan. Currently 7,000,000 shares of common stock are reserved for issuance upon exercise of options granted under the 2000 Plan. The 2000 Plan will be submitted to the Company’s shareholders for approval at the Company’s 2001 Annual Meeting of Shareholders.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Unaudited Condensed Balance Sheet

June 30, 2001

ASSETS

2001

Current assets:

Cash and cash equivalents	$835,411

Advances to affiliates	240,000

Inventory	264,500

Loan to officer	200,000

Notes receivable	100,000

Other assets	78,914

Total current assets	$1,718,825

Property and equipment, net	138,647

Deferred offering costs	100,265

$1,957,737

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable and accrued expenses	$279,781

Line of credit	200,000

Total current liabilities	$479,781

Shareholders’ equity (deficit):

Preferred stock, par value $.10; 4,000,000 shares authorized, No shares issued and outstanding	—

Common stock,par value $.01; 120,000,000 shares authorized 47,357,498 shares issued and outstanding	473,575

Additional paid-in-capital	20,399,178

Common stock options exercisable	1,853,817

Accumulated deficit	(21,248,614)

Total shareholders’ equity	1,477,956

$1,957,737

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Unaudited Condensed Statements of Operations
For the Quarters Ended and Nine Months Ended June 30, 2001 and 2000, and
For the Period from October 1, 1997 (Inception of Development Stage)
Through June 30, 2001

					Cumulative
	Three Months Ended		Nine Months Ended		Development
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000	Stage

Revenues	$299,000	$—	$616,780	$—	$616,780

Cost of sales	293,250	—	605,250	—	605,250

Gross profit	5,750	—	11,530	—	11,530

Operating expenses Salaries and benefits	332,464	—	717,497	—	791,203

Consulting fees, related party	—	500,450	422,008	2,630,457	8,158,323

Research and development	506,345	706,768	1,020,606	1,003,054	2,905,887

Stock compensation	—	—	5,664,842	50,320	5,820,118

Other	260,449	47,530	839,084	151,145	1,308,881

	1,099,258	1,254,748	8,664,037	3,834,976	18,984,412

Loss from operations	(1,093,508)	(1,254,748)	(8,652,507)	(3,834,976)	(18,972,882)

Other income (expense) Interest and other income	19,198	26,628	91,105	39,788	164,052

Interest expense	(233)	—	(233)	(5,189)	(16,549)

Loss on disposal of assets	—	—	—	—	(28,555)

	18,965	26,628	90,872	34,599	118,948

Loss before income tax	(1,074,543)	(1,228,120)	(8,561,635)	(3,800,377)	(18,853,934)
Provision for income taxes	—	—	—	—	—

Net loss	$(1,074,543)	$(1,228,120)	$(8,561,635)	$(3,800,377)	$(18,853,934)

Net loss per common share, basic and diluted	$(0.02)	$(0.03)	$(0.18)	(0.09)

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Unaudited Condensed Statements of Cash Flows
For the Nine Months Ended June 30, 2001 and 2000, and
For the Period from October 1, 1997 (Inception of Development Stage)
Through June 30, 2001

			Cumulative
	Nine Months Ended		Development
	June 30, 2001	June 30, 2000	Stage

Cash flows from operating activities:

Net loss	$(8,561,635)	$(3,800,377)	$(18,853,934)

Adjustments to net loss:

Depreciation	13,345	1,002	23,364

Loss on disposal of assets	—	—	28,555

Stock and options issued for services	2,163,462	3,138,287	14,423,029

Deferred stock compensation	3,712,500	—	—

Advances to affiliate	(240,000)	—	(240,000)

Increase in inventory	(264,500)	—	(264,500)

Deferred offering costs	(100,265)	—	(100,265)

Decrease in receivables	—	—	30,000

(Increase) decrease in other assets	26,642	(76,568)	(68,343)

Increase (decrease) in accounts payable and accrued expenses	253,827	2,946	257,202

Increase (decrease) in accrued interest expense	—	(8,530)	—

Net cash used in operating activities	(2,996,624)	(743,240)	(4,764,892)

Cash flows from investing activities:

Loans issued	(200,000)	—	(200,000)

Repayment of loans	100,000	—	100,000

Acquisition of property and equipment	(144,595)		(150,444)

Proceeds from the sale of furniture and equipment	—	—	4,660

Net cash used in investing activities	(244,595)	—	(245,784)

Cash flows from financing activities:

Draws on the line of credit	200,000	—	200,000

Loan to officer	—	(200,000)	(210,000)

Repayment of notes payable	—	(110,000)	(110,000)

Repayment of capital lease obligations	—	—	(1,819)

Proceeds from the issuance of common stock	1,291,730	2,773,000	5,481,788

Proceeds from the issuance of preferred stock	—	—	482,500

Proceeds from the exercise of common stock options	—	32,150	—

Net cash provided by financing activities	1,491,730	2,495,150	5,842,469

Net (decrease) increase in cash and cash equivalents	(1,749,489)	1,751,910	831,793

Cash and cash equivalents, beginning of period	2,584,900	62,185	3,618

Cash and cash equivalents, end of period	$835,411	$1,814,095	$835,411

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Unaudited Condensed Statements of Cash Flows
For the Nine Months Ended June 30, 2001 and 2000, and
For the Period from October 1, 1997 (Inception of Development Stage)
Through June 30, 2001

Supplementary Disclosure of Cash Flow Information

			Cumulative
	Nine Months Ended		Development
	June 30, 2001	June 30, 2000	Stage

Cash paid during the period for interest	$233	$—	$2,830

Cash paid during the period for income taxes	$50	$—	$50

Summary of Non-Cash Investing and Financing Activities

During the quarter-ended December 31, 1999, the Company issued 1,128,600 shares of restricted common stock to a Director’s family member in exchange for 580,000 shares of unrestricted common stock.

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity (Deficit)
For the Nine Months Ended June 30, 2001

	Common Stock		Preferred Stock

					Additional
	Number of	Par	Number of	Par	Paid-In	Accumulated
	Shares	Value	Shares	Value	Capital	Deficit	Total

Balance, September 30, 2000	47,195,768	$471,958	—	$—	$15,086,920	$(12,686,979)	$2,871,899

Stock issued for services Stock issued for services @ $0.92	100,000	1,000	—	—	164,600	—	165,600

Stock issued for services @ $0.86	15,000	150	—	—	23,070	—	23,220

Stock issued for services @ $2.40	5,000	50	—	—	21,550	—	21,600

Stock issued for services @ $0.74	75,000	750			98,475		99,225

Exercise of warrants and options	1,291,730	12,917	—	—	1,278,813	—	1,291,730

Amortization of stock compensation	—	—	—	—	3,712,500	—	3,712,500

Exchange of stock for options	(1,325,000)	(13,250)	—	—	13,250	—	—

Common stock options exercisable	—	—	—	—	1,853,817	—	1,853, 817

Net loss	—	—	—	—	—	(8,561,635)	(8,561,635)

Balance, June 30, 2001	47,357,498	$473,575	—	$—	$22,252,995	$(21,248,614)	$1,477,956

The notes are an integral part of these financial statements.

NATIONAL SCIENTIFIC CORPORATION

Notes To Financial Statements

1.      Basis of Presentation

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented have been included. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. The results of operations for the three-month and nine-month periods ended June 30, 2001, are not necessarily indicative of the results to be expected for the full fiscal year.

         In conjunction with the Company’s filing a registration statement on Form SB-2, certain adjustments were required to account for the fair value of stock issued to officers and consultants during the two fiscal years ended September 30, 2000 and the nine months ended June 30, 2001. The Company is in the process of restating financial statements during these periods. As a result of these changes in estimated values, additional compensation expense was recorded increasing the accumulated deficit. An equal amount has correspondingly been recorded to increase additional paid in capital, leaving the total equity of the Company unchanged.

         These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 10-KSB for the fiscal year ended September 30, 2000.

2.      Revenues

         We are a development stage company. Revenues generated during the three and nine month periods ended June 30, 2001, totaled $299,000 and $616,780, respectively, and resulted from the export of electronic products we purchased from a third party. The export of purchased product is not representative of the principal operations of the Company, which is the development and commercialization of patented technology. Therefore, the Company remains in the development stage. The profit margins are low on these exports, but generate some cash to allow the Company to continue to grow its corporate infrastructure and implement its business plan.

3.      Employment Agreements

         The Company previously entered into an employment agreement with Dr. Hashemi effective as of December 1, 2000. The 1,325,000 shares of restricted common stock previously granted to him have been exchanged for options to purchase 2,100,000 and 666,700 shares of common stock at per share exercise prices of $.46 and $.29, respectively. These exercise prices represented 25% of the fair market value of the common stock on December 1, 2000 and January

1, 2001, respectively. Compensation expense of approximately $3.4 million for these below market option grants was recorded in the fiscal quarter ended December 31, 2000.

         Effective December 1, 2000, the Company began employing its management team. During the two fiscal years ended September 30, 2000, the Company engaged members of its management team, researchers and others on an independent contractor basis. Effective December 1, 2000 the Company began employing a total of eight individual, including the executive team. Compensation to the independent contractors prior to December 1, 2000 has been reported as “Consulting fees, related party” in the accompanying financial statements. Effective December 1, 2000, compensation paid to all employees is included in “Salaries and benefits”.

         In connection with an equity transaction in September 1999, the Board of Directors granted the Company’s chairman, Mr. Lou Ross, the right to receive four percent (4%) of the Company’s gross revenue. Mr. Ross has waived his right to collect any of these amounts through the date of these financial statements.

4.      Line of Credit

         In March 2001, the Company established a line of credit with Wells Fargo HSBC Trade Bank totaling $500,000. The line of credit is collateralized with deposits at Wells Fargo Bank. Borrowings under the line of credit bear interest at the prime rate for Wells Fargo Bank, National Association. At June 30, 2001, there was $200,000 outstanding under the line of credit.

5.      Equity Line of Credit

         In May 2001, the Company entered into a common stock purchase agreement with Coriander Enterprises Limited, a British Virgin Islands corporation, for the future issuance and sale of shares of the Company’s common stock. This stock purchase agreement establishes an equity line of credit. Under this arrangement, the Company, at its sole discretion, may make up to 24 draw down requests over a two year period, pursuant to which Coriander Enterprises Limited is obligated to purchase up to $24 million of the Company’s common stock, at prices that will vary based upon the market price of the common stock, but will be below the market price of the common stock at the time of any issuance. Changes in the market price and/or trading volume of the Company’s common stock may limit the Company’s ability to draw down all $24 million under the equity line of credit. In June 2001, the Company filed a registration statement on Form SB-2 for the resale of the securities issuable pursuant to the purchase agreement was filed with the SEC. The Form SB-2 is currently under review by the SEC and has not been declared effective by the SEC.

         Costs incurred to establish the equity line of credit, including legal, accounting, SEC filing fees, and other financing related costs totaling $100,265 have been accumulated in deferred offering costs on the balance sheet. These costs will be amortized over the 24 month life of the equity line of credit when the financing has been declared effective by the Securities and Exchange Commission.

6.      Issuance of Common Stock

         During the three months ended June 30, 2001, the Company issued 75,000 shares of restricted common stock valued at $99,225 to a consultant for services rendered. During the three months ended March 31, 2001, there were no issuances of common stock. During the three months ended December 31, 2000, the Company received $1,291,730 and issued 1,291,730 shares of restricted common stock in connection with the exercise of its outstanding $1.00 common stock warrants. The Company also issued 100,000 shares of restricted common stock valued at $165,600 to consultants and principals as compensation for services rendered. Also during the three months ended December 31, 2000, the Company issued 20,000 shares of restricted common stock valued at $44,820 to consultants as compensation for services rendered.

         During the nine months ended June 30, 2000, the Company received $750,000 from the private placement of common stock. In conjunction with the private placement, the Company issued 600,000 shares of restricted stock valued at $1,180,800 to a principal and a consultant of the Company. Also during the nine months ended June 30, 2000, the Company issued 1,078,151 shares of restricted common stock to consultants as compensation for services rendered. The stock was valued at 90% of the market price of the stock on the dates issued and earned.

7.      Stock Options

         The Company from time to time issues stock options for the purchase of common stock to directors, officers, employees and consultants. The Company adopted a qualified stock option plan for its executives and employees in December 2000 (the “Plan”).

         The Company adopted Accounting Practices Bulletin (“ABP”) Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for the Plan. Accordingly, for employees and directors compensation expense is equal to the difference between the exercise price of the options granted and the fair value of the common stock at the date of grant. Compensation expense of $55,125 was recognized for the fiscal quarter ended June 30, 2001. Under the terms of the Company’s stock options granted to certain directors, officers, employees and consultants, the Board of Directors, at its sole discretion, determines at the time of grant when certain options granted shall be fully vested and exercisable. At June 30, 2001, there were outstanding vested options to purchase an aggregate of 4,560,001 shares of common stock at exercise prices ranging from $0.29 to $3.00 and un-vested options to purchase an aggregate of 334,500 shares of common stock at exercise prices ranging from $0.34 to $2.06.

         In accordance with APB Opinion 25, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for pro forma footnote purposes with the following assumptions used for grants in all years; dividend yield of 0%, risk-free interest rate of 5%, and expected option life of 5 years. Expected volatility was assumed to be 100% as of the date of issue.

	Number of	Weighted Average
	Shares	Exercise Price

Options Outstanding, September 30, 2000	—	—

Granted	5,006,168	$1.00

Forfeited	(111,667)	$0.95

Exercised	—	—

Options Outstanding, June 30, 2001	4,894,501	$1.00

         Had the Company fully adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” the loss from operations for the fiscal quarter and nine months ended June 30, 2001, would have increased approximately $30,000 and $3.0 million, respectively. The resulting basic loss per share would have increased by $0.00 and $0.06 for the three-month and the nine-month periods ended June 30, 2001, respectively.

8.      Loan to Officer

         During the fiscal quarter ended December 31, 2000, the Company renewed a loan payable to a director and officer for $200,000, bearing interest at 10% per annum and due on December 1, 2001. As of June 30, 2001, accrued interest on this note totaled $24,275.

9.      Advances to Affiliate

         In May, 2001, we entered into an exclusive distribution agreement with Phoenix Semiconductor, Inc. (“PSI”), which grants us the exclusive right to purchase and distribute power management electronic devices using Thyristor™ and related technologies. Thyristors are electronic components that are needed for protection of electronic circuits in virtually all telecommunications and computer equipment. We have engaged PSI to manufacture the thyristors, and intend to sell the products to retailers, wholesalers and other customers under our own brand name. Our agreement calls for us to advance funds to PSI for the purchase of raw material and to fund manufacturing costs for a period of time until the sales of the products provide cash flow. The contract also provides that we pay to PSI a license fee based on a percentage of revenue that we earn on the sales of the licensed products.

10.    Notes Receivable

         In January 2001, the Company loaned $100,000 to an entity bearing interest at the rate of 12% per annum. The Chairman of the Board of the entity is also a director of the Company. The loan is currently due.

11.    Net Loss Per Share

         Net loss per common share is based upon the weighted average shares outstanding. Outstanding stock options and warrants are treated as common stock equivalents, but are anti-dilutive, for purposes of computing diluted net loss per common share. The following is a summary of the computation of net loss per common share (amounts in thousands except shares and per share amounts):

	Three months ended		Nine months ended
	June 30,		June 30,

	2001	2000	2001	2000
Basic net income (loss) per common share:

Net income (loss)	$(1,074,543)	$(1,228,120)	$(8,561,635)	$(3,800,377)

Weighted average common shares	47,339,366	44,656,261	47,508,804	42,794,744

Basic per share amount	$(0.02)	$(0.03)	$(0.18)	$(0.09)

         No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or the selling securityholders. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

18,602,180 SHARES

NATIONAL SCIENTIFIC CORPORATION

COMMON STOCK

PROSPECTUS

October 10, 2001